FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Index

1.	Press Release dated October 21, 2003 including Consolidated Financial Statements (U.S. GAAP)

2.	Management's Discussion and Analysis (U.S. GAAP)

3.	Consolidated Financial Statements (Canadian GAAP)

4.	Non-GAAP Measures Disclosures

5.	Management's Discussion and Analysis (Canadian GAAP)

6.	Certificate of CEO

7.	Certificate of CFO

Item 1.

CANADIAN NATIONAL RAILWAY COMPANY
PRESS RELEASE

North America’s Railroad

FOR IMMEDIATE RELEASE

Stock symbols: TSX: CNR / NYSE: CNI

www.cn.ca

CN’s third-quarter 2003 net income rises 10 per cent to $294 million; diluted earnings per share increase 16 per cent to $1.53

MONTREAL, Oct. 21, 2003 – CN today reported its financial results for the third quarter and nine-month period ended Sept. 30, 2003.

Quarterly highlights

  Net income up 10 per cent to $294 million despite stronger Canadian dollar reducing third-quarter net income by approximately $14 million, or seven cents per diluted share;
  Diluted earnings per share up 16 per cent to $1.53;
  Operating ratio flat at 67.9 per cent;
  Improved results reflect increased intermodal revenue, recovery in Canadian grain shipments, solid cost control, and favourable tax adjustments of $30 million, or 16 cents per diluted share.

Net income for third-quarter 2003 was $294 million, or $1.53 per diluted share, compared with net income of $268 million, or $1.32 per diluted share, for the comparable quarter of 2002.

E. Hunter Harrison, president and chief executive officer, said: “CN turned in a good performance this quarter, powered in large measure by increased intermodal revenues, the recovery in Canadian grain shipments following last year’s drought, a solid story on expense control, and favourable tax adjustments.

CANADIAN NATIONAL RAILWAY COMPANY
PRESS RELEASE

“Our performance was all the more remarkable given the environment we faced. The significant year-over-year appreciation of the Canadian dollar relative to its U.S. counterpart during the quarter reduced revenues by $100 million, although the stronger C$ helped our expense performance by $70 million.

“CN also contended with the unprecedented electrical power blackout in Ontario and the Midwest in August, and major summer forest fires in British Columbia. Despite the significant reduction in revenues and operational challenges, we managed our costs aggressively to deliver an operating ratio below 68 per cent, essentially flat with last year.

“In the months ahead the Canadian dollar will remain a challenge, but we anticipate continued strength in Canadian grain shipments and a gradual improvement in North American economic output. With a close eye on costs and continued good service levels, we’re well positioned to benefit from an economic rebound.”

CN converts its U.S.-dollar denominated revenues and expenses into Canadian dollars. The 13 per cent year-over-year appreciation of the Canadian dollar relative to the U.S. dollar during the most recent period reduced CN’s third-quarter 2003 revenues, operating income, and net income by approximately $100 million, $30 million, and $14 million (seven cents per diluted share), respectively.

Operating income for the third quarter of 2003 declined six per cent to $454 million. Revenues of $1,413 million were six per cent lower than the year-earlier period, reflecting the significant strengthening of the Canadian dollar, continued weakness in coal shipments and a slowdown in the automotive sector. Operating expenses declined six per cent to $959 million, due to the translation impact of the stronger Canadian dollar on U.S. dollar-denominated expenses, and lower expenses for purchased services and material, and equipment rents. Partly offsetting the decrease were higher casualty and other expenses.

The company’s operating ratio for the latest quarter was 67.9 per cent, essentially flat compared with 67.8 per cent for the comparable quarter of 2002. Carloadings declined one per cent to 1,034 thousand.

Nine-month 2003 results

Net income for the first nine months of 2003 was $790 million, or $4.06 per diluted share, compared with net income of $778 million, or $3.86 per diluted share, for the same period of 2002.

CANADIAN NATIONAL RAILWAY COMPANY
PRESS RELEASE

Nine-month 2003 net income included a cumulative after-tax benefit of $48 million (24 cents per diluted share), resulting from a change in the accounting for removal costs for certain track structure assets. Excluding the effect of this change, net income for the period was $742 million, or $3.82 per diluted share.

Operating income for the first nine months of 2003 declined eight per cent to $1,265 million. Revenues declined four per cent to $4,372 million, while operating expenses fell two per cent to $3,107 million. CN’s operating ratio for the most recent nine-month period was 71.1 per cent, compared with 69.8 per cent for the year-earlier period. Carloadings increased one per cent to 3,124 thousand.

The 10 per cent year-over-year appreciation of the Canadian dollar relative to the U.S. dollar during the first nine months of this year affected the conversion of CN’s U.S. dollar-denominated revenues and expenses into Canadian dollars. The stronger Canadian dollar reduced nine-month 2003 revenues, operating income, and net income by approximately $235 million, $75 million, and $37 million (19 cents per diluted share), respectively.

The financial results in this press release are reported in Canadian dollars and were determined on the basis of U.S. generally accepted accounting principles (U.S. GAAP).

This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk and uncertainties and that its results could differ materially from those expressed or implied in such statements. Reference should be made to CN’s most recent Form 40-F filed with the United States Securities and Exchange Commission, and the Annual Information Form filed with the Canadian securities regulators, for a summary of major risks.

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

Contacts:
Media	Investors
Mark Hallman	Robert Noorigian
System Director, Media Relations	Vice-President, Investor Relations
(905) 669-3384	(514) 399-0052

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)

(In millions, except per share data)

	Three months ended		Nine months ended
	September 30		September 30

	2003	2002	2003	2002

		(Unaudited)

Revenues	$1,413	$1,503	$4,372	$4,563

Operating expenses	959	1,019	3,107	3,183

Operating income	454	484	1,265	1,380

Interest expense	(76)	(89)	(244)	(276)

Other income	13	8	13	69

Income before income taxes and cumulative effect of change
in accounting policy	391	403	1,034	1,173

Income tax expense	(97)	(135)	(292)	(395)

Income before cumulative effect of change in accounting policy	294	268	742	778

Cumulative effect of change in accounting policy
(net of applicable taxes) (Note 3)	-	-	48	-

Net income	$294	$268	$790	$778

Earnings per share (Note 7)

Basic earnings per share
Income before cumulative effect of change in accounting policy	$1.55	$1.34	$3.87	$3.98

Net income	$1.55	$1.34	$4.12	$3.98

Diluted earnings per share
Income before cumulative effect of change in accounting policy	$1.53	$1.32	$3.82	$3.86

Net income	$1.53	$1.32	$4.06	$3.86

Weighted-average number of shares

Basic	189.3	200.3	191.8	195.7

Diluted	192.1	203.0	194.5	203.1

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF OPERATING INCOME (U.S. GAAP)

(In millions)

	Three months ended September 30				Nine months ended September 30

			Variance				Variance
	2003	2002	Fav (Unfav)		2003	2002	Fav (Unfav)

			(Unaudited)

Revenues

Petroleum and chemicals	$255	$275	(7%	)	$798	$819	(3%	)
Metals and minerals	130	138	(6%	)	387	398	(3%	)
Forest products	322	337	(4%	)	966	996	(3%	)
Coal	57	85	(33%	)	201	243	(17%	)
Grain and fertilizers	220	217	1%		655	741	(12%	)
Intermodal	280	273	3%		834	769	8%
Automotive	103	130	(21%	)	389	440	(12%	)
Other items	46	48	(4%	)	142	157	(10%	)

	1,413	1,503	(6%	)	4,372	4,563	(4%	)

Operating expenses

Labor and fringe benefits	414	407	(2%	)	1,283	1,290	1%
Purchased services and material	151	196	23%		529	594	11%
Depreciation and amortization (Note 3)	136	149	9%		418	434	4%
Fuel	100	109	8%		352	335	(5%	)
Equipment rents	69	85	19%		228	264	14%
Casualty and other	89	73	(22%	)	297	266	(12%	)

	959	1,019	6%		3,107	3,183	2%

Operating income	$454	$484	(6%	)	$1,265	$1,380	(8%	)

Operating ratio	67.9	67.8	(0.1)		71.1	69.8	(1.3)

See accompanying notes to consolidated financial statements.

Certain of the 2002 comparative figures have been reclassified in order to be consistent with the 2003 presentation.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET (U.S. GAAP)

(In millions)

	September 30	December 31	September 30
	2003	2002	2002

	(Unaudited)		(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$122	$25	$24
Accounts receivable (Note 4)	567	722	715
Material and supplies	145	127	150
Deferred income taxes	123	122	120
Other	174	196	179

	1,131	1,192	1,188

Properties (Note 3)	18,478	19,681	19,348
Other assets and deferred charges	844	865	903

Total assets	$20,453	$21,738	$21,439

Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued charges	$1,394	$1,487	$1,377
Current portion of long-term debt	537	574	699
Other	62	73	71

	1,993	2,134	2,147

Deferred income taxes	4,489	4,826	4,798
Other liabilities and deferred credits	1,252	1,406	1,205
Long-term debt (Note 4)	4,473	5,003	4,699

Shareholders' equity:
Common shares (Note 4)	4,642	4,785	4,848
Accumulated other comprehensive income (loss)	(116)	97	102
Retained earnings	3,720	3,487	3,640

	8,246	8,369	8,590

Total liabilities and shareholders' equity	$20,453	$21,738	$21,439

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (U.S. GAAP)

(In millions)

	Three months ended		Nine months ended
	September 30		September 30

	2003	2002	2003	2002

		(Unaudited)
Common shares (1)

Balance, beginning of period	$4,631	$4,499	$4,785	$4,442
Stock options exercised and other	40	10	100	66
Share repurchase program (Note 4)	(29)	-	(243)	-
Conversion of convertible preferred securities	-	339	-	340

Balance, end of period	$4,642	$4,848	$4,642	$4,848

Accumulated other comprehensive income (loss)

Balance, beginning of period	$(119)	$31	$97	$58
Other comprehensive income (loss):
Unrealized foreign exchange gain (loss) on translation of
U.S. dollar denominated long-term debt designated as a
hedge of the net investment in U.S. subsidiaries	(17)	(158)	589	50
Unrealized foreign exchange gain (loss) on translation of
the net investment in foreign operations	27	251	(898)	(52)
Unrealized holding gain (loss) on fuel derivative instruments (Note 5)	(5)	14	(6)	69

Other comprehensive income (loss) before income taxes	5	107	(315)	67

Income tax (expense) recovery	(2)	(36)	102	(23)

Other comprehensive income (loss)	3	71	(213)	44

Balance, end of period	$(116)	$102	$(116)	$102

Retained earnings

Balance, beginning of period	$3,532	$3,415	$3,487	$2,988
Net income	294	268	790	778
Share repurchase program (Note 4)	(58)	-	(413)	-
Dividends	(48)	(43)	(144)	(126)

Balance, end of period	$3,720	$3,640	$3,720	$3,640

See accompanying notes to consolidated financial statements.

(1) The Company issued 0.6 million and 1.6 million common shares for the three and nine months ended September 30, 2003, respectively, as a result of stock options exercised. At September 30, 2003, the Company had 189.1 million common shares outstanding.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (U.S. GAAP)

(In millions)

	Three months ended		Nine months ended
	September 30		September 30

	2003	2002	2003	2002

		(Unaudited)
Operating activities

Net income	$294	$268	$790	$778
Adjustments to reconcile net income to net cash provided from operating activities:
Cumulative effect of change in accounting policy (Note 3)	-	-	(48)	-
Depreciation and amortization	137	151	422	439
Deferred income taxes	65	81	222	237
Equity in earnings of English Welsh and Scottish Railway	(2)	(4)	(20)	(19)
Other changes in:
Accounts receivable	39	(2)	119	(43)
Material and supplies	7	16	(27)	(17)
Accounts payable and accrued charges	(30)	(24)	(105)	(98)
Other net current assets and liabilities	3	8	(2)	(4)
Other	13	(63)	37	(85)

Cash provided from operating activities	526	431	1,388	1,188

Investing activities

Net additions to properties	(309)	(271)	(696)	(633)
Other, net	2	(29)	(5)	15

Cash used by investing activities	(307)	(300)	(701)	(618)

Dividends paid	(48)	(43)	(144)	(126)

Financing activities

Issuance of long-term debt (Note 4)	705	642	2,729	2,532
Reduction of long-term debt (Note 4)	(825)	(807)	(2,588)	(3,067)
Issuance of common shares	28	8	69	62
Repurchase of common shares (Note 4)	(87)	-	(656)	-

Cash used by financing activities	(179)	(157)	(446)	(473)

Net increase (decrease) in cash and cash equivalents	(8)	(69)	97	(29)

Cash and cash equivalents, beginning of period	130	93	25	53

Cash and cash equivalents, end of period	$122	$24	$122	$24

Supplemental cash flow information
Payments:
Interest	$80	$83	$243	$293
Workforce reductions	32	36	121	130
Personal injury and other claims	36	37	91	105
Pensions	21	25	43	52
Income taxes	16	21	70	88

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 1 – Basis of presentation

In management’s opinion, the accompanying unaudited interim consolidated financial statements, prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP), contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company’s (the Company) financial position as at September 30, 2003 and December 31 and September 30, 2002, its results of operations, changes in shareholders’ equity and cash flows for the three and nine months ended September 30, 2003 and 2002.

These interim consolidated financial statements and notes have been prepared using accounting policies consistent with those used in preparing the Company’s 2002 Annual Consolidated Financial Statements except for Asset retirement obligations and Stock-based compensation as explained in Note 3. While management believes that the disclosures presented are adequate to make the information not misleading, these interim consolidated financial statements and notes should be read in conjunction with the Company’s Management’s Discussion and Analysis and Annual Consolidated Financial Statements.

Note 2 – Acquisition of Great Lakes Transportation Railroad and Related Holdings

On October 20, 2003, the Company, through an indirect wholly owned subsidiary, entered into an agreement for the acquisition of Great Lakes Transportation LLC’s (GLT) railroad and related holdings for a purchase price of approximately $500 million (U.S.$380 million) payable in cash. Under the terms of the agreement, the Company will acquire two class II railroads, a class III switching railroad, and a non-railroad company owning a fleet of 8 vessels. The acquisition will be financed by cash on hand and debt.

     In accordance with the terms of the agreement, the Company’s obligation to consummate the acquisition is subject to the Company having obtained from the U.S. Surface Transportation Board (STB) a final, unappealable decision that approves the acquisition or exempts it from regulation and does not impose on the parties conditions that would significantly and adversely affect the anticipated economic benefits of the acquisition to the Company. The Company believes the transaction should be treated as a minor one by the STB, but if it is not, the Company has the right to terminate the agreement. The Company’s acquisition of the fleet of vessels is also subject to reviews by the U.S. Maritime Administration and Coast Guard, the U.S. Federal Trade Commission and the Department of Justice Antitrust Division.

     The Company anticipates a final STB ruling on the proposed transaction by mid-2004.

     If the acquisition is completed, the Company will account for the acquisition of GLT’s railroad and related holdings using the purchase method of accounting as required by the Financial Accounting Standards Board’s (FASB) Statement of Financial Accounting Standards (SFAS) No. 141 “Business Combinations” and SFAS No. 142 “Goodwill and Other Intangible Assets.” Under this method, the Company will prepare its financial statements reflecting the allocation of the purchase price to acquire GLT’s railroad and related holdings based on the relative fair values of the assets and liabilities. The results of operations of the Company will reflect the effects of the acquisition as of the date of acquisition.

Note 3 – Accounting changes

Asset retirement obligations
Effective January 1, 2003, the Company adopted the recommendations of SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires that the fair value of an asset retirement obligation be recorded as a liability only when there is a legal obligation associated with a removal activity. The Company has concluded that no legal obligation exists for its various removal programs. In accordance with SFAS No. 143, the Company changed its accounting policy for certain track structure assets to exclude removal costs as a component of depreciation expense where the inclusion of such costs would result in accumulated depreciation balances exceeding the historical cost basis of the assets. As a result, a cumulative benefit of $75 million, or $48 million after tax, was recorded for the amount of removal costs accrued in accumulated depreciation on certain track structure assets at January 1, 2003. This change in policy will result in

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

lower depreciation expense and higher labor and fringe benefits and other expenses in the period in which removal costs are incurred. This change in policy had a negligible impact on net income for the third quarter, and increased net income by $2 million for the nine-month period ended September 30, 2003. Had the Company applied the policy on January 1, 2002, the impact on net income for the three and nine months ended September 30, 2002 would have been a benefit of $1 million and $4 million, respectively.

Stock-based compensation
Effective January 1, 2003, the Company voluntarily adopted the fair value based approach of SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure.” The Company has elected to prospectively apply this method of accounting to all awards of employee stock options granted, modified or settled on or after January 1, 2003, as permitted by SFAS No. 148. In the first quarter of 2003, the Company granted 2.0 million stock options, which will be expensed over their vesting period based on their estimated fair value on the date of grant, determined using the Black-Scholes option pricing model. A negligible amount of options were issued in the second and third quarters of 2003.

     Prior to 2003, the Company accounted for stock-based compensation in accordance with Accounting Principles Board Opinion (APB) 25, “Accounting for Stock Issued to Employees,” and related interpretations. Accordingly, compensation cost was recorded for the intrinsic value of the Company’s performance-based stock option awards and no compensation cost was recognized for the Company’s conventional stock option awards.

     For the three and nine months ended September 30, 2003, the Company recorded compensation cost of $1 million and $10 million, respectively, compared to a benefit of $3 million and compensation cost of $5 million in the same 2002 periods.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

     If compensation cost had been determined based upon fair values at the date of grant for awards under all plans, consistent with the methods of SFAS No. 123, the Company’s pro forma net income and earnings per share would have been as follows:

	Three months ended		Nine months ended
	September 30		September 30

In millions, except per share data	2003	2002	2003	2002

Net income, as reported	$294	$268	$790	$778

Add (deduct) compensation cost, net of
applicable taxes, determined under:

Fair value method for all awards granted
after Jan 1, 2003 (SFAS No. 123)	1	-	4	-

Intrinsic value method for
performance-based awards (APB 25)	-	(3)	6	5

Fair value method for all awards (SFAS No. 123)	(10)	(11)	(32)	(32)

Pro forma net income	$285	$254	$768	$751

Basic earnings per share, as reported	$1.55	$1.34	$4.12	$3.98
Basic earnings per share, pro forma	$1.51	$1.27	$4.00	$3.84

Diluted earnings per share, as reported	$1.53	$1.32	$4.06	$3.86
Diluted earnings per share, pro forma	$1.48	$1.25	$3.95	$3.73

     These pro forma amounts include compensation cost as calculated using the Black-Scholes option pricing model with the following assumptions:

	Three months ended			Nine months ended
	September 30			September 30

	2003	2002	(1)	2003	2002

Expected option life (years)	5.0	-		5.0	7.0
Risk-free interest rate	4.01%	-		4.12%	5.79%
Expected stock price volatility	30%	-		30%	30%
Average dividend per share	$1.00	-		$1.00	$0.86

	Three months ended			Nine months ended
	September 30			September 30

	2003	2002	(1)	2003	2002

Weighted average fair value of
options granted	$21.48	$-		$17.81	$30.98

(1) In the third quarter of 2002, the Company did not grant any stock option awards.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 4 – Financing activities

In March 2003, the Company issued U.S.$400 million (Cdn$586 million) of 4.40% Notes due 2013, the maximum remaining amount under its shelf registration statement filed in 2001. The Company used the net proceeds of U.S.$396 million to repay U.S.$150 million (Cdn$207 million) of 6.625% 10-year Notes issued by the Company, and U.S.$100 million (Cdn$138 million) of 6.75% 10-year Notes issued by the Company’s wholly-owned subsidiary Illinois Central Railroad Company, both of which matured on May 15, 2003. The excess was used to repay the Company’s borrowings under the commercial paper program of U.S.$136 million (Cdn$214 million) outstanding at December 31, 2002.

In June 2003, the Company’s Board of Directors approved an increase in the maximum amount that may be issued under the commercial paper program, which is backed by the Company’s revolving credit facility, from $600 million to $800 million, or the U.S. dollar equivalent. At September 30, 2003, the Company had outstanding borrowings of U.S.$245 million (Cdn$332 million) under the program. Commercial paper debt is due within one year but has been classified as long-term debt, reflecting the Company’s intent and contractual ability to refinance the short-term borrowing through subsequent issuances of commercial paper or drawing down on the long-term revolving credit facility.

In the first quarter of 2003, the Company repaid its borrowings under the revolving credit facility of U.S.$90 million (Cdn$142 million) outstanding at December 31, 2002 and since then, the credit facility has not been drawn upon. Letters of credit under the revolving credit facility amounted to $320 million at September 30, 2003.

In June 2003, the Company renewed its accounts receivable securitization program for a term of three years, to June 2006. Under the terms of the renewal, the Company may sell, on a revolving basis, a maximum of $450 million of eligible freight trade and other receivables outstanding at any point in time, to an unrelated trust. The Company has a contingent residual interest of approximately 10% which is recorded in Other current assets. At September 30, 2003, pursuant to the agreement, $220 million and U.S.$143 million (Cdn$193 million) ($173 million and U.S.$113 million (Cdn$177 million) at December 31, 2002) had been sold.

The share repurchase program which was approved in 2002, allowed for the repurchase of up to 13.0 million common shares between October 25, 2002 and October 24, 2003 pursuant to a normal course issuer bid, at prevailing market prices. In 2003, the Company repurchased 10.0 million common shares for $656 million, at an average price of $65.58 per share. The Company has completed its program, repurchasing 13.0 million common shares for $859 million, at an average price of $66.06 per share.

On October 21, 2003, the Company filed a preliminary shelf registration statement providing for the issuance, from time to time, of up to U.S.$1,000 million of debt securities in one or more offerings.

Note 5 – Derivative instruments

At September 30, 2003, a portion of the Company’s fuel requirement has been hedged using derivative instruments that are carried at market value on the balance sheet. These fuel hedges are accounted for as cash flow hedges whereby the effective portion of the cumulative change in the market value of the derivative instruments has been recorded in Other comprehensive income. At September 30, 2003, Accumulated other comprehensive income included an unrealized gain of $24 million, $16 million after tax, ($30 million unrealized gain, $20 million after tax at December 31, 2002) of which $21 million relates to derivative instruments that will mature within the next twelve months.

Note 6 – Major commitments and contingencies

A. Commitments
As at September 30, 2003, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives and intermodal equipment at an aggregate cost of $133 million ($183 million at December 31, 2002). The Company also had outstanding information technology service contracts of $20 million.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

B. Contingencies
In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property.

     In Canada, employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

     In the United States, employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements. The Company accrues the expected cost for personal injury and property damage claims and existing occupational disease claims, based on actuarial estimates of their ultimate cost. The Company is unable to estimate the total cost for unasserted occupational disease claims. However, a liability for unasserted occupational disease claims is accrued to the extent they are probable and can be reasonably estimated.

     An actuarial study is conducted on an annual basis by an independent actuarial firm. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial study with the current claim experience and, if required, adjustments to the liability are recorded.

     As at September 30, 2003, the Company had aggregate reserves for personal injury and other claims of $613 million ($664 million at December 31, 2002). Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at September 30, 2003, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

C. Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

     While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and the costs of complying with environmental laws and containing or remediating contamination cannot be reasonably estimated due to:

(i)	the lack of specific technical information available with respect to many sites;
(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;
(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

regarding the timing of the work with respect to particular sites;
(iv)	the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs. Although the effect on operating results and liquidity cannot be reasonably estimated, management believes, based on current information, that environmental matters will not have a material adverse effect on the Company’s financial condition or competitive position. Costs related to any future remediation will be accrued in the period in which they become known.

     As at September 30, 2003, the Company had aggregate accruals for environmental costs of $86 million ($106 million as at December 31, 2002).

D. Guarantees

Effective January 1, 2003, the Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. Where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

Guarantee of residual values of operating leases
The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2004 and 2012, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. At September 30, 2003, the maximum exposure in respect of these guarantees was $88 million. In 2003, the Company issued guarantees for which the carrying value at September 30, 2003 was $1 million. As at September 30, 2003, the Company had not recorded any additional liability associated with these guarantees, as the Company does not expect to make any payments pertaining to the guarantees of these leases. There are no recourse provisions to recover any amounts from third parties.

Other guarantees
The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit and surety bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at September 30, 2003, the maximum potential liability under these guarantees was $409 million of which $335 million was for workers’ compensation and other employee benefits and $74 million was for equipment under leases and other. During 2003, the Company granted guarantees for which no liability has been recorded, as they relate to the Company’s future performance.

     As at September 30, 2003, the Company had not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any payments in excess of what is recorded on the Company’s financial statements. The guarantee instruments mature at various dates between 2003 and 2007.

E. Indemnifications

CN Pension Plan and CN 1935 Pension Plan
The Company has indemnified and held harmless the current trustee and the former trustee of the Canadian National Railways Pension Trust Funds, and the respective officers, directors, employees and agents of such trustees, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of their obligations under the relevant trust agreements and trust deeds, including in respect of their reliance on authorized instructions of the Company or for failing to act in the absence of authorized instructions. These indemnifications survive the termination of such agreements or trust deeds. As at September 30, 2003, the Company had not recorded a liability associated with these indemnifications, as the Company does not expect to make any payments pertaining to these indemnifications.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

General indemnifications
In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to, (a) contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements; (b) contracts granting rights to others to use the Company’s property, such as leases, licenses and easements; (c) contracts for the sale of assets and securitization of accounts receivable; (d) contracts for the acquisition of services; (e) financing agreements; (f) trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors; (g) transfer agent and registrar agreements in respect of the Company’s securities; (h) trust agreements establishing trust funds to secure the payment to certain officers and senior employees of special retirement compensation arrangements or plans; (i) master agreements with financial institutions governing derivative transactions; and (j) settlement agreements with insurance companies or other third parties whereby such insurer or third party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements. To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material. However, such exposure cannot be determined with certainty.

     In 2003, the Company entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be determined with certainty. As a result, the Company was unable to determine the fair value of the guarantees and accordingly, no liability was recorded. There are no recourse provisions to recover any amounts from third parties.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 7 – Earnings per share

	Three months ended		Nine months ended
	September 30		September 30

	2003	2002	2003	2002

		(Unaudited)
Basic earnings per share
Income before cumulative effect of change in accounting policy	$1.55	$1.34	$3.87	$3.98
Cumulative effect of change in accounting policy (Note 3)	-	-	0.25	-

Net income	$1.55	$1.34	$4.12	$3.98

Diluted earnings per share
Income before cumulative effect of change in accounting policy	$1.53	$1.32	$3.82	$3.86
Cumulative effect of change in accounting policy (Note 3)	-	-	0.24	-

Net income	$1.53	$1.32	$4.06	$3.86

The following table provides a reconciliation between basic and diluted earnings per share:

	Three months ended		Nine months ended
	September 30		September 30

	2003	2002	2003	2002

(In millions, except per share data)		(Unaudited)

Income before cumulative effect of change in accounting policy	$294	$268	$742	$778
Income impact on assumed conversion of preferred securities	-	-	-	6

	$294	$268	$742	$784

Weighted-average shares outstanding	189.3	200.3	191.8	195.7
Effect of dilutive securities and stock options	2.8	2.7	2.7	7.4

Weighted-average diluted shares outstanding	192.1	203.0	194.5	203.1

Basic earnings per share before cumulative effect of change in accounting policy	$1.55	$1.34	$3.87	$3.98
Diluted earnings per share before cumulative effect of change in accounting policy	$1.53	$1.32	$3.82	$3.86

CANADIAN NATIONAL RAILWAY COMPANY
SELECTED RAILROAD STATISTICS (U.S. GAAP)

	Three months ended		Nine months ended
	September 30		September 30

	2003	2002	2003	2002

		(Unaudited)
Statistical operating data

Freight revenues ($ millions)	1,367	1,455	4,230	4,406
Gross ton miles (GTM) (millions)	76,169	75,945	229,993	230,367
Revenue ton miles (RTM) (millions)	39,936	39,460	119,678	119,081
Carloads (thousands)	1,034	1,043	3,124	3,101
Route miles (includes Canada and the U.S.)	17,539	17,843	17,539	17,843
Employees (end of period)	22,293	23,484	22,293	23,484
Employees (average during period)	22,357	23,647	22,040	23,231

Productivity

Operating ratio (%)	67.9	67.8	71.1	69.8
Freight revenue per RTM (cents)	3.42	3.69	3.53	3.70
Freight revenue per carload ($)	1,322	1,395	1,354	1,421
Operating expenses per GTM (cents)	1.26	1.34	1.35	1.38
Labor and fringe benefits expense per GTM (cents)	0.54	0.54	0.56	0.56
GTMs per average number of employees (thousands)	3,407	3,212	10,435	9,916
Diesel fuel consumed (U.S. gallons in millions)	88	88	275	277
Average fuel price ($/U.S. gallon)	1.13	1.21	1.23	1.17
GTMs per U.S. gallon of fuel consumed	866	863	836	832

Safety indicators

Injury frequency rate per 200,000 person hours	3.5	3.4	3.0	3.1
Accident rate per million train miles	1.9	2.2	2.0	2.2

Financial ratios

Debt to total capitalization ratio (% at end of period)	37.8	38.6	37.8	38.6
Return on assets (% at end of period) (1)	1.7	1.5	4.4	4.4

(1) See Non-GAAP Measures.

Certain of the comparative statistical data and related productivity measures have been restated to reflect changes to estimated statistical data previously reported.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION

	Three months ended September 30				Nine months ended September 30

			Variance				Variance
	2003	2002	Fav (Unfav)		2003	2002	Fav (Unfav)

			(Unaudited)
Revenue ton miles (millions)

Petroleum and chemicals	7,515	7,538	-		22,933	22,222	3%
Metals and minerals	3,421	3,574	(4%	)	10,084	10,012	1%
Forest products	8,811	8,508	4%		25,706	25,200	2%
Coal	3,495	3,872	(10%	)	11,022	10,786	2%
Grain and fertilizers	8,272	7,800	6%		24,217	26,913	(10%	)
Intermodal	7,802	7,429	5%		23,336	21,500	9%
Automotive	620	739	(16%	)	2,380	2,448	(3%	)

	39,936	39,460	1%		119,678	119,081	1%

Freight revenue / RTM (cents)

Total freight revenue per RTM	3.42	3.69	(7%	)	3.53	3.70	(5%	)
Business units:
Petroleum and chemicals	3.39	3.65	(7%	)	3.48	3.69	(6%	)
Metals and minerals	3.80	3.86	(2%	)	3.84	3.98	(4%	)
Forest products	3.65	3.96	(8%	)	3.76	3.95	(5%	)
Coal	1.63	2.20	(26%	)	1.82	2.25	(19%	)
Grain and fertilizers	2.66	2.78	(4%	)	2.70	2.75	(2%	)
Intermodal	3.59	3.67	(2%	)	3.57	3.58	-
Automotive	16.61	17.59	(6%	)	16.34	17.97	(9%	)

Carloads (thousands)

Petroleum and chemicals	149	147	1%		449	438	3%
Metals and minerals	105	104	1%		297	294	1%
Forest products	148	151	(2%	)	446	452	(1%	)
Coal	112	127	(12%	)	360	374	(4%	)
Grain and fertilizers	134	123	9%		389	400	(3%	)
Intermodal	323	319	1%		963	904	7%
Automotive	63	72	(13%	)	220	239	(8%	)

	1,034	1,043	(1%	)	3,124	3,101	1%

Freight revenue / carload (dollars)

Total freight revenue per carload	1,322	1,395	(5%	)	1,354	1,421	(5%	)
Business units:
Petroleum and chemicals	1,711	1,871	(9%	)	1,777	1,870	(5%	)
Metals and minerals	1,238	1,327	(7%	)	1,303	1,354	(4%	)
Forest products	2,176	2,232	(3%	)	2,166	2,204	(2%	)
Coal	509	669	(24%	)	558	650	(14%	)
Grain and fertilizers	1,642	1,764	(7%	)	1,684	1,853	(9%	)
Intermodal	867	856	1%		866	851	2%
Automotive	1,635	1,806	(9%	)	1,768	1,841	(4%	)

Item 4.

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES

The Company makes reference to Non-GAAP measures that do not have any standardized meaning prescribed by GAAP and are therefore not necessarily comparable to similar measures presented by other companies and as such, should not be considered in isolation. The Company believes that measures such as free cash flow and return on assets included in this quarterly report, are useful measures of performance. In particular, free cash flow is an important measure as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The calculation of these measures and a reconciliation to their comparable GAAP number, where applicable, is provided below:

Free cash flow:

	Three months ended		Nine months ended
	September 30		September 30

In millions	2003	2002	2003	2002

Cash provided from operating activities	$526	$431	$1,388	$1,188

Less:
Net capital expenditures	(309)	(271)	(696)	(633)
Other investing activities	2	(29)	(5)	15
Dividends paid	(48)	(43)	(144)	(126)

Cash provided before financing activities	171	88	543	444

Adjustments:
Increase in accounts receivable sold	(66)	-	(88)	-

Free cash flow	$105	$88	$455	$444

Return on assets:
	Three months ended		Nine months ended
	September 30		September 30

In millions	2003	2002	2003	2002

Income before cumulative effect of change in accounting policy	$294	$268	$742	$778
Interest expense (net of applicable taxes)	49	56	158	173

Income before cost of borrowing	$343	$324	$900	$951

Total assets	$20,453	$21,439	$20,453	$21,439

Return on assets (% at end of period)	1.7	1.5	4.4	4.4

Item 2.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Management’s discussion and analysis (MD&A) relates to the financial condition and results of operations of Canadian National Railway Company (CN) together with its wholly owned subsidiaries, including Grand Trunk Corporation (GTC), Illinois Central Corporation (IC) and Wisconsin Central Transportation Corporation (WC). As used herein, the word “Company” means, as the context requires, CN and its subsidiaries. CN’s common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP). The Company also prepares consolidated financial statements in accordance with Canadian GAAP, which are included in this document. The Canadian GAAP financial statements are different in some respects from these financial statements, principally in the treatment of track replacement costs, expenditures relating to improvements of bridges and other structures and freight cars, derivative instruments, stock-based compensation and convertible preferred securities. The following should be read in conjunction with the interim Consolidated Financial Statements and related notes included in this interim report and in conjunction with the Company’s 2002 Annual Consolidated Financial Statements, related notes and Management’s Discussion and Analysis.

BUSINESS PROFILE

CN, directly and through its subsidiaries, is engaged in the rail transportation business. CN’s network of approximately 17,500 route miles of track spans Canada and mid-America, connecting three coasts, the Atlantic, the Pacific and the Gulf of Mexico. CN’s revenues are derived from seven business units consisting of the movement of a diversified and balanced portfolio of goods which positions it well to face economic fluctuations and enhances its potential to grow revenues. In 2002, no one business unit accounted for more than 22% of revenues. The sources of revenue also reflect a balanced mix of destinations. In 2002, 23% of revenues came from U.S. domestic traffic, 34% from transborder traffic, 24% from Canadian domestic traffic and 19% from overseas traffic. CN originates approximately 80% of traffic moving along its network. This allows the Company to both capitalize on service advantages and build on opportunities to efficiently use assets.

STRATEGY

CN is committed to creating value for both its customers and shareholders. By providing quality and cost-effective service, CN seeks to create value for its customers, which solidifies existing customer relationships, while enabling it to pursue new ones. Sustainable financial performance is a critical element of shareholder value, which CN strives to achieve by pursuing revenue growth, steadily increasing profitability, a solid free cash flow and an adequate return on investment. CN’s business strategy is, and will continue to be, guided by its five core values: providing good service, controlling costs, focusing on asset utilization, commitment to safety and developing and recognizing employees.

FINANCIAL RESULTS

Third quarter and first nine months of 2003 compared to corresponding periods in 2002

The Company recorded consolidated net income of $294 million ($1.55 per basic share or $1.53 per diluted share) for the quarter ended September 30, 2003 compared to $268 million ($1.34 per basic share or $1.32 per diluted share) in the third quarter of 2002, an increase of $26 million ($0.21 per basic and diluted share). Consolidated net income for the nine months ended September 30, 2003 was $790 million ($4.12 per basic share or $4.06 per diluted share) compared to $778 million ($3.98 per basic share or $3.86 per diluted share) in the same period of 2002, an increase of $12 million ($0.14 per basic share or $0.20 per diluted share).

     Operating income was $454 million for the third quarter of 2003 compared to $484 million in the same quarter of 2002, a decrease of $30 million, or 6%. For the first nine months of the year, operating income was $1,265 million compared to $1,380 million in the same period of 2002, a decrease of $115 million, or 8%.

     The operating ratio, defined as operating expenses as a percentage of revenues, was 67.9% in the third quarter of 2003 compared to 67.8% in the same quarter of 2002, a 0.1-point increase. The nine-month operating ratio increased to 71.1% in 2003 from 69.8% in the same period of 2002, a 1.3-point increase.

     In 2003, the significant year-over-year appreciation in the Canadian dollar relative to the U.S.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

dollar impacted the conversion of the Company's U.S. dollar denominated revenues and expenses. The impact of the stronger Canadian dollar reduced revenues, operating income and net income by approximately $100 million, $30 million and $14 million, respectively, for the third quarter, and approximately $235 million, $75 million and $37 million, respectively, for the first nine months of 2003.

     The Company’s results in the first nine months of 2003 included a cumulative benefit of $75 million, or $48 million after tax, resulting from a change in the accounting for removal costs for certain track structure assets pursuant to the requirements of Statement of Financial Accounting Standards (SFAS) No. 143, “Accounting for Asset Retirement Obligations,” as explained in Note 3 to the attached interim Consolidated Financial Statements. This change in policy will result in lower depreciation expense and higher labor and fringe benefits and other expenses in the period in which removal costs are incurred. This change in policy had a negligible impact on net income for the third quarter, and increased net income by $2 million for the nine-month period ended September 30, 2003.

     Excluding the cumulative effect of change in accounting policy, consolidated net income for the nine months ended September 30, 2003 was $742 million ($3.87 per basic share or $3.82 per diluted share) compared to $778 million ($3.98 per basic share or $3.86 per diluted share) in the same 2002 period, a decrease of $36 million, or 5%.

Revenues

Revenues in the third quarter of 2003 totaled $1,413 million compared to $1,503 million during the same period in 2002, a decrease of $90 million, or 6%. Revenues for the first nine months of 2003 were $4,372 million, a decrease of $191 million, or 4%, from the same period last year. The decrease in both the third quarter and nine-month period was due to the significant strengthening of the Canadian dollar, which negatively impacted the translation of U.S. dollar denominated revenue, continued weakness in coal shipments and a slowdown in the automotive sector. Also contributing to the year-to-date decrease were lower Canadian grain shipments. Partially offsetting these losses were increased grain and intermodal shipments in the third quarter and, higher intermodal and petroleum and chemicals traffic in the nine-month period.

Revenue ton miles, measuring the volume of freight transported by the Company, increased by 1% in the third quarter and first nine months of 2003 when compared to the same periods in 2002. For the third quarter and first nine months of the year, freight revenue per revenue ton mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, decreased by 7% and 5%, respectively, when compared to the same periods last year, reflecting the significant strengthening of the Canadian dollar.

Petroleum and chemicals: Petroleum and chemicals comprise a wide range of commodities, including chemicals, sulfur, plastics, petroleum and gas products. Most of the Company’s petroleum and chemicals shipments originate in the Gulf of Mexico, in Alberta and in eastern Canada, and are destined for customers in Canada, the United States and overseas. The performance of this business unit is closely correlated with the North American economy. Revenues for this business unit decreased by $20 million, or 7%, for the third quarter and $21 million, or 3%, for the first nine months of 2003 when compared to the same periods in 2002. The decrease in both the quarter and first nine months of 2003 was due to the translation impact of the stronger Canadian dollar. The decline in the nine-month period was partially offset by higher U.S. and offshore demand for Canadian sulfur and strong demand for fuel oils as a substitute for high-cost natural gas. Revenue per revenue ton mile decreased by 7% in the current quarter and 6% in the first nine months of 2003 due to the translation impact of the stronger Canadian dollar.

Metals and minerals: The metals and minerals business consists primarily of nonferrous base metals, steel, equipment and parts. The Company’s unique rail access to major mines and smelters throughout North America has made the Company a transportation leader of copper, lead, zinc concentrates, refined metals and aluminum. Metals and minerals traffic is sensitive to fluctuations in the economy. Revenues for this business unit decreased

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

by $8 million, or 6%, for the third quarter and $11 million, or 3%, for the first nine months of 2003 when compared to the same periods in 2002. The decrease in both the third quarter and first nine months of 2003 was due to the translation impact of the stronger Canadian dollar. Partially offsetting this decline were improved market conditions and increased market share for steel in 2003. For the first nine months of the year, new ore traffic that began in the second quarter of 2002 also contributed to offset the decline. Revenue per revenue ton mile decreased by 2% in the current quarter and 4% in the first nine months of 2003 mainly due to the translation impact of the stronger Canadian dollar. The decrease was partially offset by a positive change in traffic mix and an improvement in pricing.

Forest products: The product lines for the forest products business unit include various types of lumber, panels, wood chips, woodpulp, printing paper, linerboard and newsprint. The Company has superior rail access to the western and eastern Canadian fiber-producing regions, which are among the largest fiber source areas in North America. In the United States, the Company is strategically located to serve both the northern and southern U.S. corridors with interline capabilities to other Class 1 railroads. Although demand for forest products tends to be cyclical, the Company’s geographical advantages and product diversity tend to reduce the impact of market fluctuations. Revenues for this business unit decreased by $15 million, or 4%, for the third quarter and $30 million, or 3%, for the first nine months of 2003 when compared to the same periods in 2002. The decrease in both the quarter and first nine months of 2003 was due to the translation impact of the stronger Canadian dollar. Solid demand for lumber and pulp and paper partially offset the decline. The decrease in revenue per revenue ton mile of 8% in the current quarter and 5% in the first nine months of 2003 was due to the translation impact of the stronger Canadian dollar which more than offset a positive change in traffic mix and the continued improvement in pricing.

Coal: The coal business consists of thermal and metallurgical grades of bituminous coal. Canadian thermal coal is delivered to power utilities primarily in eastern Canada, while metallurgical coal is largely exported to steel makers in Japan and other Asian markets. There have been, and will continue to be, further reductions in Canadian metallurgical coal production as a result of mine closures. In the United States, thermal coal comprises the majority of coal movements which are transported from mines served in southern Illinois or from western U.S. mines via interchange with other railroads to major utilities in the Midwest, east and southeast United States. Revenues for this business unit decreased by $28 million, or 33%, for the third quarter and $42 million, or 17%, for the first nine months of 2003 when compared to the same periods in 2002. The decline in both the quarter and nine-month period was mainly due to reduced coal production in western Canada, a metallurgical mine closure and the translation impact of the stronger Canadian dollar. The revenue per revenue ton mile decrease of 26% in the current quarter and 19% in the first nine months of the year was mainly due to a change in traffic mix, an increase in the average length of haul, and the translation impact of the stronger Canadian dollar.

Grain and fertilizers: The grain and fertilizer business unit depends primarily on crops grown and fertilizers processed in western Canada and the U.S. Midwest. The grain segment consists of three primary commodities: food grains, mainly wheat; oilseeds and oilseed products, primarily canola seed, oil and meal; and feed grains, including feed barley, feed wheat and corn. Production of grain varies considerably from year to year, affected primarily by weather conditions. Canadian grain exports are highly volatile, reflecting the size of the crop produced, international market conditions and foreign government policy. In the U.S., grain grown in Illinois and Iowa is exported, as well as transported to domestic processing facilities and feed markets. The Company also serves producers of potash, ammonium nitrate, urea and other fertilizers. Revenues for this business unit increased by $3 million, or 1%, for the third quarter and decreased by $86 million, or 12%, for the first nine months of 2003 when compared to the same periods in 2002. The stronger Canadian dollar negatively impacted the translation of revenues in both the third quarter and first nine months of 2003. The increase in the third quarter was due to higher shipments of Canadian canola, wheat and peas, reflecting the larger

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

2003/2004 grain crop. Partially offsetting these gains were lower U.S. shipments of soybeans. The decrease in the first nine months of 2003 reflected the significant deterioration in the 2002/2003 Canadian grain crop, partly offset by strong U.S. corn shipments to North American markets. Revenue per revenue ton mile decreased by 4% in the current quarter and 2% in the first nine months of 2003 as the translation impact of the stronger Canadian dollar was partially offset by a decrease in the average length of haul.

Intermodal: The intermodal business unit comprises two segments: domestic and international. The domestic segment is responsible for consumer products and manufactured goods, operating through both retail and wholesale channels while the international segment handles import and export container traffic, serving the ports of Vancouver, Montreal, Halifax, Mobile and New Orleans. The domestic segment is driven by consumer markets, with growth generally tied to the economy. The international segment is driven mainly by North American economic conditions. Revenues for this business unit increased by $7 million, or 3%, for the third quarter and $65 million, or 8%, for the first nine months of 2003 when compared to the same periods in 2002. The increase in both the quarter and first nine months of 2003 was mainly due to increased import volumes, new traffic through the port of Vancouver and the higher fuel surcharge in 2003 to offset the significant increase in fuel costs. Partially offsetting the gains in the third quarter was reduced traffic in the domestic segment due to the planned closure of smaller terminal facilities in the U.S. Revenue per revenue ton mile decreased by 2% in the third quarter and was relatively flat in the first nine months of 2003. The decrease in the quarter was mainly attributable to the translation impact of the stronger Canadian dollar and an increase in the average length of haul, partially offset by the higher fuel surcharge.

Automotive: The automotive business unit moves both finished vehicles and parts, originating in southwestern Ontario and Michigan, to within the United States, Canada and Mexico. The Company also serves shippers of import vehicles via the ports of Halifax and Vancouver, and through interchange with other railroads. The Company’s automotive revenues are closely correlated to automotive production and sales in North America. Revenues for this business unit decreased by $27 million, or 21%, for the third quarter and $51 million, or 12%, for the first nine months of 2003 when compared to the same periods in 2002. The decrease was primarily due to the translation impact of the stronger Canadian dollar, weaker North American vehicle sales and production, and a change in shipping patterns for a significant customer. Revenue per revenue ton mile decreased by 6% for the current quarter and 9% for the first nine months of 2003 mainly due to the translation impact of the stronger Canadian dollar. The first nine months were also impacted by a significant increase in the average length of haul.

Operating expenses

In the third quarter of 2003, operating expenses amounted to $959 million compared to $1,019 million in the same quarter of 2002. Operating expenses for the first nine months of 2003 were $3,107 million compared to $3,183 million in the same period of 2002. The decrease of $60 million, or 6%, in the third quarter and $76 million, or 2%, in the first nine months of 2003 was due to the translation impact of the stronger Canadian dollar on U.S. dollar denominated expenses and lower expenses for purchased services and material, and equipment rents. Partly offsetting the decrease were higher casualty and other expenses, and higher fuel costs in the first nine months of 2003.

Labor and fringe benefits: Labor and fringe benefits includes wages, payroll taxes, and employee benefits such as incentive compensation, stock-based compensation, health and welfare, pensions and other post-employment benefits. These expenses increased by $7 million, or 2%, for the third quarter and decreased by $7 million, or 1%, for the first nine months of 2003 when compared to the same periods in 2002. The third quarter and nine-month period both reflect reduced expenses from the effects of a reduced workforce and the translation impact of the stronger Canadian dollar. Higher wages and employee benefits, including increased costs for pensions, more than offset this reduction in expenses

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

for the quarter and partly offset this reduction in expenses in the nine-month period.

Purchased services and material: Purchased services and material primarily includes the net costs of operating facilities jointly used by the Company and other railroads, costs of services purchased from outside contractors, materials used in the maintenance of the Company’s track, facilities and equipment, transportation and lodging for train crew employees and utility costs. These costs decreased by $45 million, or 23%, for the third quarter and $65 million, or 11%, for the first nine months of 2003 when compared to the same periods in 2002. The decrease in the third quarter and first nine months of the year was mainly due to lower expenses for consulting and professional services, lower discretionary spending (courier, communication charges, occupancy costs etc.), reflecting the Company’s continued focus on cost containment, and the translation impact of the stronger Canadian dollar.

Depreciation and amortization: Depreciation and amortization relates solely to the Company’s rail operations. These expenses decreased by $13 million, or 9%, for the third quarter and $16 million, or 4%, for the first nine months of 2003 when compared to the same periods in 2002. Reduced depreciation for certain asset classes pursuant to the adoption of SFAS No. 143 “Accounting for Asset Retirement Obligations,” and the translation impact of the stronger Canadian dollar were partly offset by increases related to net capital additions. In accordance with SFAS No. 143, the Company changed its accounting policy for certain track structure assets to exclude removal costs as a component of depreciation expense where the inclusion of such costs would result in accumulated depreciation balances exceeding the historical cost basis of the assets. For the three and nine months ended September 30, 2003, this change in policy had the effect of reducing depreciation expense by $5 million and $14 million, respectively.

Fuel: Fuel expense includes the cost of fuel consumed by locomotives, intermodal equipment and other vehicles. These expenses decreased by $9 million, or 8%, for the third quarter and increased by $17 million, or 5%, for the first nine months of 2003 when compared to the same periods in 2002. The decrease in the quarter was mainly due to a lower average price per gallon, net of the impact of the hedging program and the stronger Canadian dollar. The increase in the nine-month period reflects a higher average price per gallon.

Equipment rents: Equipment rents includes rental expense for the use of freight cars owned by other railroads or private companies and for the short or long-term lease of freight cars, locomotives and intermodal equipment, net of rental income from other railroads for the use of the Company’s cars and locomotives. These expenses decreased by $16 million, or 19%, for the third quarter and $36 million, or 14%, for the first nine months of 2003 when compared to the same periods in 2002. The decrease was due to the Company’s continued focus on asset utilization, which resulted in lower lease expense for locomotives and freight cars and a reduction in net car hire expense. Also contributing to the decrease was the translation impact of the stronger Canadian dollar and a reduction in intermodal car hire rates, partly offset by lower income from the rental of the Company’s excess locomotives and freight cars.

Casualty and other: Casualty and other includes expenses for personal injuries, environmental, freight and property damage, insurance, bad debt and operating taxes as well as travel and travel-related expenses. These expenses increased by $16 million, or 22%, for the third quarter and $31 million, or 12%, for the first nine months of 2003 when compared to the same periods in 2002. The increase was mainly due to higher expenses for personal injury claims and increased insurance premiums. Partly offsetting the increase was lower travel-related expenses and, lower municipal and property taxes, particularly in the first half of the year.

Other

Interest expense: Interest expense for the third quarter of 2003 decreased by $13 million, or 15%, from the comparable 2002 quarter and $32 million, or 12%, for the first nine months of 2003 versus the same 2002 period. The decrease was mainly due to the translation impact of the stronger Canadian

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

dollar, the conversion of the convertible preferred securities in July 2002, and lower interest rates on new debt to replace matured debt.

Other income: In the third quarter of 2003, the Company recorded other income of $13 million compared to $8 million in the same quarter of 2002. For the nine-month period ended September 30, 2003, other income was $13 million compared to $69 million in the same period last year. The increase in the third quarter was due to higher gains on disposal of properties, partly offset by lower right of way fees due to the termination of a contract in late 2002. The decrease in the nine-month period was mainly due to lower right of way fees, lower gains on disposal of properties, and realized foreign exchange losses.

Income tax expense: The Company recorded income tax expense of $97 million for the third quarter of 2003 compared to $135 million in the corresponding 2002 period. For the nine months ended September 30, 2003, income tax expense was $292 million compared to $395 million for the same period in 2002. The decrease was primarily due to favorable adjustments relating to the resolution of matters pertaining to prior years’ income taxes, including a $30 million adjustment recorded in the third quarter of 2003, and lower corporate income tax rates in Canada. The effective tax rate for the third quarter and first nine months of 2003, including the impact of the favorable tax adjustments, was 24.8% and 28.2%, respectively. The effective tax rate for the comparable 2002 periods was 33.5% and 33.7%, respectively.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

LIQUIDITY AND CAPITAL RESOURCES

The Company’s principal source of liquidity is cash generated from operations. The Company also has the ability to fund liquidity requirements through its revolving credit facility, the issuance of debt and/or equity, and the sale of a portion of its accounts receivable through a securitization program. In addition, from time to time, the Company’s liquidity requirements can be supplemented by the disposal of surplus properties and the monetization of assets.

Operating activities: Cash provided from operating activities was $526 million and $1,388 million for the three and nine-month period ended September 30, 2003 compared to $431 million and $1,188 million for the same 2002 periods. Cash generated in the first nine months of 2003 was partially consumed by payments for interest, workforce reductions and personal injury and other claims of $243 million, $121 million and $91 million, respectively, compared to $293 million, $130 million and $105 million, respectively, for the same 2002 period. Pension contributions and payments for income taxes were $43 million and $70 million, respectively, compared to $52 million and $88 million, respectively, for the same 2002 period.

     As at September 30, 2003, the Company had outstanding information technology service contracts of $20 million.

Investing activities: Cash used by investing activities in the quarter and nine months ended September 30, 2003 amounted to $307 million and $701 million, respectively, compared to $300 million and $618 million for the comparable periods in 2002. The Company’s investing activities in the first nine months of 2002 included net proceeds of $68 million from the sale of its investment in Tranz Rail Holdings Limited. Net capital expenditures amounted to $309 million and $696 million in the three and nine months ended September 30, 2003, respectively, an increase of $38 million and $63 million from the same 2002 periods. Net capital expenditures included expenditures for roadway renewal, rolling stock, and other capacity and productivity improvements.

     The Company anticipates that gross capital expenditures for 2003 will be approximately $1,100 million. This will include funds required for ongoing renewal of the basic plant and other acquisitions and investments required to improve the Company’s operating efficiency and customer service.

     As at September 30, 2003, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives and intermodal equipment at an aggregate cost of $133 million ($183 million at December 31, 2002).

Dividends: The Company paid a quarterly dividend of $0.25 per share amounting to $48 million for the third quarter and $144 million for the first nine months of 2003 compared to $43 million and $126 million, respectively, at the rate of $0.215 per share, for the same periods in 2002.

Free cash flow
The Company generated $105 million and $455 million of free cash flow for the three and nine months ended September 30, 2003, respectively, compared to $88 million and $444 million for the same 2002 periods. The Company defines free cash flow as cash provided from operating activities, excluding changes in the level of accounts receivable sold under the securitization program, less capital expenditures, other investing activities and dividends paid, calculated as follows:

	Three months ended		Nine months ended
	September 30		September 30

In millions	2003	2002	2003	2002

Cash provided from operating activities	$526	$431	$1,388	$1,188

Less:
Net capital expenditures	(309)	(271)	(696)	(633)
Other investing activities	2	(29)	(5)	15
Dividends paid	(48)	(43)	(144)	(126)

Cash provided before financing activities	171	88	543	444

Adjustments:
Increase in accounts receivable sold	(66)	-	(88)	-

Free cash flow	$105	$88	$455	$444

Free cash flow does not have any standardized meaning prescribed by GAAP and is therefore not necessarily comparable to similar measures presented

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends.

Financing activities: Cash used by financing activities totaled $179 million for the third quarter and $446 million for the nine months ended September 30, 2003 compared to $157 million and $473 million in the same periods of 2002. In May 2003, the Company repaid U.S.$150 million (Cdn$207 million) of 6.625% 10-year Notes and U.S.$100 million (Cdn$138 million) of 6.75% 10-year Notes with the proceeds received in March 2003 from the issuance of U.S.$400 million (Cdn$586 million) 4.40% Notes due 2013. In the third quarter and first nine months of 2003 and 2002, issuances and repayments of debt related principally to the Company’s commercial paper and revolving credit facilities.

     During the third quarter and first nine months of 2003, the Company recorded $1 million and $27 million, respectively, in capital lease obligations ($41 million and $53 million, respectively, for the comparable 2002 periods) related to new equipment and the exercise of purchase options on existing equipment.

     In the three and nine months ended September 30, 2003, $87 million and $656 million, respectively, was used to repurchase 1.2 million and 10.0 million common shares under the share repurchase program.

The Company has access to various financing arrangements:

Revolving credit facility
The Company has a U.S.$1,000 million three-year revolving credit facility expiring in December 2005. The credit facility provides for borrowings at various interest rates, plus applicable margins, and contains customary financial covenants with which the Company has been in full compliance. The Company’s borrowings of U.S.$90 million (Cdn$142 million) outstanding at December 31, 2002 were entirely repaid in the first quarter of 2003 and since then, the credit facility has not been drawn upon. Letters of credit under the revolving credit facility amounted to $320 million at September 30, 2003.

Commercial paper
In June 2003, the Company’s Board of Directors approved an increase in the maximum amount that may be issued under the commercial paper program, which is backed by the Company’s revolving credit facility, from $600 million to $800 million, or the U.S. dollar equivalent. Commercial paper debt is due within one year but has been classified as long-term debt, reflecting the Company’s intent and contractual ability to refinance the short-term borrowing through subsequent issuances of commercial paper or drawing down on the long-term revolving credit facility. The Company’s borrowings of U.S.$136 million (Cdn$214 million) outstanding at December 31, 2002 were entirely repaid in the first quarter of 2003 with the proceeds received from the U.S.$400 million debt offering. At September 30, 2003, the Company had outstanding borrowings of U.S.$245 million (Cdn$332 million).

Accounts receivable securitization program
In June 2003, the Company renewed its accounts receivable securitization program for a term of three years, to June 2006. Under the terms of the renewal the Company may sell, on a revolving basis, a maximum of $450 million of eligible freight trade and other receivables outstanding at any point in time, to an unrelated trust. The Company has a contingent residual interest of approximately 10% which is recorded in Other current assets.

     The Company is subject to customary reporting requirements for which failure to perform could result in termination of the program. In addition, the trust is subject to customary credit rating requirements, which if not met could also result in termination of the program. The Company is not currently aware of any trend, event or condition that would cause such termination.

     The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate uses. In the event the program is terminated before its scheduled maturity, the Company expects to meet its future payment obligations through its various sources of financing, including its revolving credit facility and commercial paper program, and/ or access to capital markets.

     At September 30, 2003, pursuant to the agreement, $220 million and U.S.$143 million (Cdn$193 million) had been sold compared to $173

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

million and U.S.$113 million (Cdn$177 million) at December 31, 2002.

On October 21, 2003, the Company filed a preliminary shelf registration statement providing for the issuance, from time to time, of up to U.S.$1,000 million of debt securities in one or more offerings.

The Company’s access to current and alternate sources of financing at competitive costs is dependent on its credit rating. The Company is not currently aware of any adverse trend, event or condition that would affect the Company’s credit rating.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Contractual obligations

In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company’s contractual obligations for the following items as at September 30, 2003:

	Total	2003	2004	2005	2006	2007	2008 &
(In millions)							thereafter

Long-term debt obligations (a)	$4,220	$41	$392	$486	$346	$69	$2,886
Capital lease obligations (b)	1,195	55	153	107	68	117	695
Operating lease obligations	968	50	183	162	140	119	314
Purchase obligations (c)	153	37	111	4	1	-	-

Total obligations	$6,536	$183	$839	$759	$555	$305	$3,895

(a)	Excludes capital lease obligations of $790 million.
(b)	Includes $405 million of imputed interest on capital leases at rates ranging from approximately 3.1% to 14.6%.
(c)	Includes commitments for railroad ties, rail, freight cars, locomotives and intermodal equipment and outstanding information technology service contracts.

For 2003 and the foreseeable future, the Company expects cash flow from operations and from its various sources of financing to be sufficient to meet its debt repayments and future obligations, and to fund anticipated capital expenditures.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

GUARANTEES

Effective January 1, 2003, the Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. Where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

Guarantee of residual values of operating leases
The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2004 and 2012, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. At September 30, 2003, the maximum exposure in respect of these guarantees was $88 million. In 2003, the Company issued guarantees for which the carrying value at September 30, 2003 was $1 million. As at September 30, 2003, the Company had not recorded any additional liability associated with these guarantees, as the Company does not expect to make any payments pertaining to the guarantees of these leases. There are no recourse provisions to recover any amounts from third parties.

Other guarantees
The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit and surety bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at September 30, 2003, the maximum potential liability under these guarantees was $409 million of which $335 million was for workers’ compensation and other employee benefits and $74 million was for equipment under leases and other. During 2003, the Company granted guarantees for which no liability has been recorded as they relate to the Company’s future performance.

     As at September 30, 2003, the Company had not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any payments in excess of what is recorded on the Company’s financial statements. The guarantee instruments mature at various dates between 2003 and 2007.

INDEMNIFICATIONS

CN Pension Plan and CN 1935 Pension Plan
The Company has indemnified and held harmless the current trustee and the former trustee of the Canadian National Railways Pension Trust Funds, and the respective officers, directors, employees and agents of such trustees, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of their obligations under the relevant trust agreements and trust deeds, including in respect of their reliance on authorized instructions of the Company or for failing to act in the absence of authorized instructions. These indemnifications survive the termination of such agreements or trust deeds. As at September 30, 2003, the Company had not recorded a liability associated with these indemnifications, as the Company does not expect to make any payments pertaining to these indemnifications.

General indemnifications
In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to, (a) contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements; (b) contracts granting rights to others to use the Company’s property, such as leases, licenses and easements; (c) contracts for the sale of assets and securitization of accounts receivable; (d) contracts for the acquisition of services; (e) financing agreements; (f) trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors; (g) transfer agent and registrar agreements in respect of the Company’s securities; (h) trust agreements establishing trust funds to secure the payment to certain officers and senior employees of special retirement compensation

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

arrangements or plans; (i) master agreements with financial institutions governing derivative transactions; and (j) settlement agreements with insurance companies or other third parties whereby such insurer or third party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements. To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material. However, such exposure cannot be determined with certainty.

     In 2003, the Company entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be determined with certainty. As a result, the Company was unable to determine the fair value of the guarantees and accordingly, no liability was recorded. There are no recourse provisions to recover any amounts from third parties.

ACQUISITION OF GREAT LAKES TRANSPORTATION RAILROAD AND RELATED HOLDINGS

On October 20, 2003, the Company, through an indirect wholly owned subsidiary, entered into an agreement for the acquisition of Great Lakes Transportation LLC’s (GLT) railroad and related holdings for a purchase price of approximately $500 million (U.S.$380 million) payable in cash. Under the terms of the agreement, the Company will acquire two class II railroads, a class III switching railroad, and a non-railroad company owning a fleet of 8 vessels. The acquisition will be financed by cash on hand and debt.

     In accordance with the terms of the agreement, the Company’s obligation to consummate the acquisition is subject to the Company having obtained from the U.S. Surface Transportation Board (STB) a final, unappealable decision that approves the acquisition or exempts it from regulation and does not impose on the parties conditions that would significantly and adversely affect the anticipated economic benefits of the acquisition to the Company. The Company believes the transaction should be treated as a minor one by the STB, but if it is not, the Company has the right to terminate the agreement. The Company’s acquisition of the fleet of vessels is also subject to reviews by the U.S. Maritime Administration and Coast Guard, the U.S. Federal Trade Commission and the Department of Justice Antitrust Division.

     The Company anticipates a final STB ruling on the proposed transaction by mid-2004.

     If the acquisition is completed, the Company will account for the acquisition of GLT’s railroad and related holdings using the purchase method of accounting as required by the Financial Accounting Standards Board’s (FASB) SFAS No. 141 “Business Combinations” and SFAS No. 142 “Goodwill and Other Intangible Assets.” Under this method, the Company will prepare its financial statements reflecting the allocation of the purchase price to acquire GLT’s railroad and related holdings based on the relative fair values of the assets and liabilities. The results of operations of the Company will reflect the effects of the acquisition as of the date of acquisition.

SHARE REPURCHASE PROGRAM

In October 2002, the Board of Directors of the Company approved a share repurchase program which allowed for the repurchase of up to 13.0 million common shares between October 25, 2002 and October 24, 2003 pursuant to a normal course issuer bid, at prevailing market prices. In 2003, the Company repurchased 10.0 million common shares for $656 million, at an average price of $65.58 per share. The Company has completed its program, repurchasing 13.0 million common shares for $859 million, at an average price of $66.06 per share.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

currently available information. Actual results could differ from these estimates. The Company’s policies for personal injury and other claims, environmental matters, depreciation, pensions and other post-retirement benefits, and income taxes, require management’s more significant judgments and estimates in the preparation of the Company’s consolidated financial statements and as such, are considered to be critical. The discussion on the methodology and assumptions underlying these critical accounting estimates, their effect on the Company’s results of operations and financial position for the three years ended December 31, 2002, as well as the effect of changes to these estimates, can be found on pages 41 to 45 of the Company’s 2002 Annual Report and has not changed materially since December 31, 2002 except for Depreciation which was affected by the change in accounting policy as explained herein. For the Company’s other critical accounting estimates, the balances at September 30, 2003 and December 31 and September 30, 2002, were as follows:

	Sept. 30	December 31	Sept. 30
	2003	2002	2002

(In millions)	(unaudited)		(unaudited)

Prepaid benefit cost for pensions	$373	$353	$310
Provision for personal injury and other claims	613	664	406
Provision for environmental costs	86	106	101
Net deferred income tax provision	4,366	4,704	4,678
Accrued benefit cost for post-retirement benefits other than pensions	289	284	280

Management has discussed the development and selection of the Company’s critical accounting estimates with the Audit, Finance and Risk Committee of the Company’s Board of Directors and the Audit, Finance and Risk Committee has reviewed the Company’s related disclosures.

Depreciation
As discussed on page 43 of the Company’s 2002 Annual Report, the Company follows the group method of depreciation and, as such, depreciates the cost of railroad properties, less net salvage value, on a straight-line basis over their estimated useful lives. Effective January 1, 2003, pursuant to the requirements of SFAS No. 143 “Accounting for Asset Retirement Obligations,” the Company changed its accounting policy for certain track structure assets to exclude removal costs as a component of depreciation expense where the inclusion of such costs would result in accumulated depreciation balances exceeding the historical cost basis of the assets. The cumulative effect of this change in accounting policy was a benefit of $75 million, or $48 million after tax, and consists of the amount of removal costs accrued in accumulated depreciation on certain track structure assets at January 1, 2003. For the third quarter and first nine months of 2003, this change in policy had the effect of reducing depreciation expense by $5 million and $14 million, respectively.

     For the three and nine months ended September 30, 2003, the Company recorded depreciation expense of $136 million and $418 million, respectively, compared to $149 million and $434 million for the same 2002 periods. At September 30, 2003, the Company had Properties of $18,478 million, net of accumulated depreciation of $9,059 million ($19,681 million at December 31, 2002, net of accumulated depreciation of $9,159 million).

BUSINESS RISKS AND OTHER MATTERS

Certain information included in this report may be “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the outlook, the actual results or performance of the Company or the rail industry to be materially different from any future results or performance implied by such statements. Such factors include the factors set forth below as well as other risks detailed from time to time in reports filed by the Company with securities regulators in Canada and the United States.

Competition

The Company faces significant competition from a variety of carriers, including Canadian Pacific Railway Company (CP) which operates the other major rail system in Canada, serving most of the same

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

industrial and population centers as the Company, long distance trucking companies and, in many markets, major U.S. railroads and other Canadian and U.S. railroads. Competition is generally based on the quality and reliability of services provided, price, and the condition and suitability of carriers’ equipment. Competition is particularly intense in eastern Canada where an extensive highway network and population centers, located relatively close to one another, have encouraged significant competition from trucking companies. In addition, much of the freight carried by the Company consists of commodity goods that are available from other sources in competitive markets. Factors affecting the competitive position of suppliers of these commodities, including exchange rates, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company’s volumes, revenues and profit margins.

     To a greater degree than other rail carriers, the Company’s subsidiary, Illinois Central Railroad Company (ICRR), is vulnerable to barge competition because its main routes are parallel to the Mississippi River system. The use of barges for some commodities, particularly coal and grain, often represents a lower cost mode of transportation. Barge competition and barge rates are affected by navigational interruptions from ice, floods and droughts, which can cause widely fluctuating barge rates. The ability of ICRR to maintain its market share of the available freight has traditionally been affected by the navigational conditions on the river.

     In the recent past, there has been significant consolidation of rail systems in the United States. The resulting larger rail systems are able to offer seamless services in larger market areas and effectively compete with the Company in certain markets. There can be no assurance that the Company will be able to compete effectively against current and future competitors in the railroad industry and that further consolidation within the railroad industry will not adversely affect the Company’s competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Environmental matters

The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

     While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities.

     In the operation of a railroad, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

     The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up technique, the Company’s share of the costs and evolving regulatory standards governing environmental liability. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases. For these reasons, there can be

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs. (See Critical accounting policies)

Personal injury and other claims

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property. The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims. The final outcome with respect to actions outstanding or pending at September 30, 2003, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year. (See Critical accounting policies)

Labor negotiations

Canadian workforce
Labor agreements covering approximately 97% of the Company’s Canadian unionized workforce will expire on December 31, 2003. As of September 1, 2003, either the trade union(s) or the Company can require the other party to the collective agreement to formally commence collective bargaining for the purpose of renewing or amending their collective agreement(s). Where formal notice to bargain has been given, the union and the Company shall, without delay, meet and commence to bargain collectively in good faith and make every reasonable effort to enter into collective agreements. The Company is currently undergoing discussions with all its trade unions. Under the terms of the Canada Labour Code (the governing legislation), no legal strikes or lockouts are possible before January 2004.

     The Company is optimistic that it will be able to have all its collective agreements renewed and ratified without any major disruptions. However, there can be no assurance that there will not be any strikes or lockouts or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company’s financial position or results of operations.

U.S. workforce
The general approach to labor negotiations by U.S. Class 1 railroads is to bargain on a collective national basis. Grand Trunk Western (GTW), Duluth, Winnipeg and Pacific (DWP), ICRR, CCP Holdings, Inc. (CCP) and WC, have bargained on a local basis rather than holding national, industry wide negotiations because it results in agreements that better address both the employees’ concerns and preferences, and the railways’ actual operating environment. However, local negotiations may not generate federal intervention in a strike or lockout situation, since a dispute may be localized. The Company believes the potential mutual benefits of local bargaining outweigh the risks.

     As of October 2003, the Company has in place agreements with bargaining units representing the entire unionized workforce at ICRR, GTW, DWP, and CCP, and over 68% of the unionized workforce at WC. These agreements have various moratorium provisions, ranging from the end of 2001 to the end of 2005, which preserve the status quo in respect of given areas during the terms of such moratoriums. Several of these agreements are currently under renegotiation and several will open for negotiation in 2003.

     Negotiations are ongoing with the bargaining units with which the Company does not have agreements or settlements. Until new agreements are reached or the processes of the Railway Labor Act have been exhausted, the terms and conditions of existing agreements or policies continue to apply. Although the Company does not anticipate work action related to these negotiations while they are ongoing, there can be no assurance that there will not be any such work action and that the resolution of these negotiations will not have a material adverse effect on the Company’s financial position or results of operations.

Regulation

The Company’s rail operations in Canada are subject to regulation as to (i) rate setting and network

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

rationalization by the Canadian Transportation Agency (the Agency) under the Canada Transportation Act (Canada) (the CTA), and (ii) safety by the federal Minister of Transport under the Railway Safety Act (Canada) and certain other statutes. The Company’s U.S. rail operations are subject to regulation by the Surface Transportation Board (STB) (the successor to the Interstate Commerce Commission) and the Federal Railroad Administration. In addition, the Company is subject to a variety of health, safety, security, labor, environmental and other regulations, all of which can affect its competitive position and profitability.

     The CTA Review Panel, which was appointed by the federal government to carry out a comprehensive review of the Canadian transportation legislation, issued its report to the Minister of Transport at the end of June 2001. The report was released to the public on July 18, 2001 and contains numerous recommendations for legislative changes affecting all modes of transportation, including rail. On February 25, 2003, the Canadian Minister of Transport released its consultation document Straight Ahead – A Vision for Transportation in Canada and tabled in the House of Commons Bill C-26 entitled An Act to Amend the Canada Transportation Act and the Railway Safety Act, to enact the VIA Rail Canada Act and to make consequential amendments to other Acts. No assurance can be given that any future legislative action by the federal government pursuant to the report’s recommendations and the consultation document, or from the House Standing Committee on Transport’s consideration of Bill C-26 will not materially adversely affect the Company’s financial position or results of operations.

     The Company is subject to new statutory and regulatory directives in the United States addressing homeland security concerns. These include new border security arrangements, pursuant to an agreement the Company and CP entered into with the U.S. Bureau of Customs and Border Protection (CBP) and the Canada Customs and Revenue Agency (CCRA), requiring advance notice of manifest information of U.S.-bound traffic (eventually applicable to shipments of all modes of transportation) and cargo screening (including gamma ray and radiation screening), as well as U.S. government imposed restrictions on the transportation into the United States of certain commodities. The Company has also worked with the Association of American Railroads to develop and put in place an extensive industry-wide security plan. While the Company will continue to work closely with the CCRA, CBP, and other U.S. agencies, as above, no assurance can be given that future decisions by the U.S. government on homeland security matters, or joint decisions by the industry in response to threats to the North American rail network, will not materially adversely affect the Company’s operations, or its competitive and financial position.

     In October 2002, the Company became the first North American railroad to gain membership in the U.S. Customs Service‘s Customs-Trade Partnership Against Terrorism (C-TPAT). C-TPAT is a joint government-business initiative designed to build cooperative relationships that strengthen overall supply chain and border security regarding goods exported to the U.S. The Company is also designated as a low-risk carrier under the Customs Self-Assessment (CSA) program, a new CCRA program designed to expedite the cross-border movement of goods of CSA-accredited importing companies for goods imported into Canada.

Financial instruments

The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. Collateral or other security to support financial instruments subject to credit risk is usually not obtained. However, the credit standing of counterparties or their guarantors is regularly monitored, and losses due to counterparty non-performance are not anticipated.

     To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company has a systematic hedging program which calls for regularly entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance. At September 30, 2003, the Company had hedged approximately 46% of the remaining estimated 2003 fuel consumption, 45% of the estimated 2004 fuel consumption and 14% of the estimated 2005 fuel consumption. This represents approximately 261 million U.S. gallons at an average price of U.S.$0.61 per U.S. gallon.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

     For the three months ended September 30, 2003, the Company realized a $10 million gain from its fuel hedging activities, compared to $4 million in the same period last year. For the first nine months of 2003, the Company’s hedging activities resulted in a realized gain of $37 million compared to a $5 million loss in the same period of 2002.

     Other comprehensive income for the quarters ended September 30, 2003 and 2002, included an unrealized loss of $5 million, $3 million after tax, and an unrealized gain of $14 million, $10 million after tax, respectively, resulting from the Company’s fuel hedging activities. For the first nine months of 2003 and 2002, other comprehensive income included an unrealized loss of $6 million, $4 million after tax, and an unrealized gain of $69 million, $46 million after tax, respectively.

     At September 30, 2003, Accumulated other comprehensive income included an unrealized gain of $24 million, $16 million after tax ($30 million unrealized gain, $20 million after tax at December 31, 2002), of which $21 million relates to derivative instruments that will mature within the next twelve months.

Business prospects and other risks

In any given year, the Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in demand. Many of the bulk commodities the Company transports move offshore and are impacted more by global rather than North American economic conditions. The Company’s results of operations can be expected to reflect these conditions because of the significant fixed costs inherent in railroad operations.

     Global, as well as North American trade conditions, including trade barriers on certain commodities, may interfere with the free circulation of goods across Canada and the United States.

     Potential terrorist actions can have a direct or indirect impact on the transportation infrastructure, including railway infrastructure in North America, and interfere with the free flow of goods. International conflicts can also have an impact on the Company’s markets.

     Although the Company conducts its business and receives revenues primarily in Canadian dollars, a growing portion of its revenues, expenses, assets and debt are denominated in U.S. dollars. Thus, the Company’s results are affected by fluctuations in the exchange rate between these currencies. Based on the Company’s current operations, the estimated annual impact on net income of a one-cent change in the Canadian dollar relative to the U.S. dollar is approximately $7 million. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby affect the Company’s revenues and expenses.

     Should a major economic slowdown or recession occur in North America or other key markets, or should major industrial restructuring take place, the volume of rail shipments carried by the Company is likely to be adversely affected.

     In addition to the inherent risks of the business cycle, the Company’s operations are occasionally susceptible to severe weather conditions. For example, in the first quarter of 1998, a severe ice storm hit eastern Canada, which disrupted operations and service for the railroad as well as for CN customers. More recently, severe drought conditions in western Canada significantly reduced bulk commodity revenues, principally grain.

Generally accepted accounting principles require the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflation-

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

CONTROLS AND PROCEDURES

The Company’s Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of September 30, 2003, have concluded that the Company’s disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to the Company and its consolidated subsidiaries would have been made known to them. During the third quarter ending September 30, 2003, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 3.

CANADIAN NATIONAL RAILWAY COMPANY CONSOLIDATED STATEMENT OF INCOME (CANADIAN GAAP)

(In millions, except per share data)

	Three months ended September 30		Nine months ended September 30
	2003	2002	2003	2002

	(Unaudited)

Revenues	$1,413	$1,503	$4,372	$4,563

Operating expenses	1,084	1,146	3,367	3,457

Operating income	329	357	1,005	1,106

Interest expense	(78)	(89)	(246)	(268)

Other income	13	8	13	69

Income before income taxes	264	276	772	907
Income tax expense	(56)	(94)	(207)	(310)

Net income	$208	$182	$565	$597

Earnings per share (Note 7)

Basic	$1.10	$0.91	$2.95	$3.02

Diluted	$1.08	$0.90	$2.90	$2.94

Weighted-average number of shares

Basic	189.3	200.3	191.8	195.7

Diluted	192.1	203.0	194.5	203.1

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY CONSOLIDATED STATEMENT OF OPERATING INCOME (CANADIAN GAAP)

(In millions)

	Three months ended September 30				Nine months ended September 30
	2003	2002	Variance Fav (Unfav)		2003	2002	Variance Fav (Unfav)

			(Unaudited)
Revenues

Petroleum and chemicals	$255	$275	(7%	)	$798	$819	(3%	)
Metals and minerals	130	138	(6%	)	387	398	(3%	)
Forest products	322	337	(4%	)	966	996	(3%	)
Coal	57	85	(33%	)	201	243	(17%	)
Grain and fertilizers	220	217	1%		655	741	(12%	)
Intermodal	280	273	3%		834	769	8%
Automotive	103	130	(21%	)	389	440	(12%	)
Other items	46	48	(4%	)	142	157	(10%	)
	1,413	1,503	(6%	)	4,372	4,563	(4%	)

Operating expenses

Labor and fringe benefits	484	482	-		1,440	1,468	2%
Purchased services and material	202	238	15%		631	682	7%
Depreciation and amortization	114	128	11%		360	373	3%
Fuel	100	109	8%		353	335	(5%	)
Equipment rents	71	87	18%		232	268	13%
Casualty and other	113	102	(11%	)	351	331	(6%	)

	1,084	1,146	5%		3,367	3,457	3%

Operating income	$329	$357	(8%	)	$1,005	$1,106	(9%	)

Operating ratio	76.7%	76.2%	(0.5)		77.0%	75.8%	(1.2)

See accompanying notes to consolidated financial statements.

Certain of the 2002 comparative figures have been reclassified in order to be consistent with the 2003 presentation.

CANADIAN NATIONAL RAILWAY COMPANY CONSOLIDATED BALANCE SHEET (CANADIAN GAAP)

(In millions)

	September 30 2003	December 31 2002	September 30 2002

	(Unaudited)		(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$122	$25	$24
Accounts receivable (Note 4)	567	722	715
Material and supplies	145	127	150
Deferred income taxes	123	122	120
Other	153	167	150

	1,110	1,163	1,159

Properties	15,442	16,898	16,662
Other assets and deferred charges	840	863	900

Total assets	$17,392	$18,924	$18,721

Liabilities and shareholders’ equity

Current liabilities:
Accounts payable and accrued charges	$1,394	$1,487	$1,377
Current portion of long-term debt	537	574	699
Other	62	73	71

	1,993	2,134	2,147

Deferred income taxes	3,401	3,825	3,820
Other liabilities and deferred credits	1,194	1,335	1,160
Long-term debt (Note 4)	4,473	5,003	4,699

Shareholders’ equity:
Common shares (Note 4)	3,490	3,576	3,615
Contributed surplus	166	175	178
Currency translation	(25)	132	123
Retained earnings	2,700	2,744	2,979

	6,331	6,627	6,895

Total liabilities and shareholders’ equity	$17,392	$18,924	$18,721

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (CANADIAN GAAP)

(In millions)

	Three months ended September 30		Nine months ended September 30
	2003	2002	2003	2002

	(Unaudited)
Common shares (1)

Balance, beginning of period	$3,472	$3,274	$3,576	$3,209
Stock options exercised and other	40	15	96	79
Share repurchase program (Note 4)	(22)	-	(182)	-
Conversion of convertible preferred securities	-	326	-	327

Balance, end of period	$3,490	$3,615	$3,490	$3,615

Convertible preferred securities

Balance, beginning of period	$-	$326	$-	$327
Converted shares	-	(326)	-	(327)

Balance, end of period	$-	$-	$-	$-

Contributed surplus

Balance, beginning of period	$167	$178	$175	$178
Share repurchase program (Note 4)	(1)	-	(9)	-

Balance, end of period	$166	$178	$166	$178

Currency translation

Balance, end of period	$(25)	$123	$(25)	$123

Retained earnings

Balance, beginning of period	$2,604	$2,840	$2,744	$2,514
Net income	208	182	565	597
Share repurchase program (Note 4)	(64)	-	(465)	-
Dividends	(48)	(43)	(144)	(132)

Balance, end of period	$2,700	$2,979	$2,700	$2,979

See accompanying notes to consolidated financial statements.

(1)	The Company issued 0.6 million and 1.6 million common shares for the three and nine months ended September 30, 2003, respectively, as a result of stock options exercised. At September 30, 2003, the Company had 189.1 million common shares outstanding.

CANADIAN NATIONAL RAILWAY COMPANY CONSOLIDATED STATEMENT OF CASH FLOWS (CANADIAN GAAP)

(In millions)

	Three months ended September 30		Nine months ended September 30
	2003	2002	2003	2002

	(Unaudited)
Operating activities

Net income	$208	$182	$565	$597
Adjustments to reconcile net income to net cash provided from operating activities:
Depreciation and amortization	114	130	364	378
Deferred income taxes	24	40	137	152
Equity in earnings of English Welsh and Scottish Railway	(2)	(4)	(20)	(19)
Other changes in:
Accounts receivable	39	(2)	119	(43)
Material and supplies	7	16	(27)	(17)
Accounts payable and accrued charges	(30)	(20)	(105)	(98)
Other net current assets and liabilities	3	9	(2)	(3)
Other	24	(57)	42	(78)

Cash provided from operating activities	387	294	1,073	869

Investing activities

Net additions to properties	(165)	(157)	(392)	(361)
Other, net	(3)	(2)	6	71

Cash used by investing activities	(168)	(159)	(386)	(290)

Dividends paid	(48)	(47)	(144)	(135)

Financing activities

Issuance of long-term debt (Note 4)	705	642	2,729	2,532
Reduction of long-term debt (Note 4)	(825)	(807)	(2,588)	(3,067)
Issuance of common shares	28	8	69	62
Repurchase of common shares (Note 4)	(87)	-	(656)	-

Cash used by financing activities	(179)	(157)	(446)	(473)

Net increase (decrease) in cash and cash equivalents	(8)	(69)	97	(29)

Cash and cash equivalents, beginning of period	130	93	25	53

Cash and cash equivalents, end of period	$122	$24	$122	$24

Supplemental cash flow information
Payments:
Interest	$82	$83	$245	$285
Workforce reductions	32	36	121	130
Personal injury and other claims	36	37	91	105
Pensions	21	25	43	52
Income taxes	16	21	70	88

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CANADIAN GAAP)

Note 1 – Basis of presentation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). For railways in Canada, under Canadian GAAP, the accounting practices for Properties are subject to the regulations of the Canadian Transportation Agency. However, in July 2003, the Canadian Institute of Chartered Accountants (CICA) issued Handbook Section 1100 “Generally Accepted Accounting Principles,” which provides new accounting guidance as to what constitutes generally accepted accounting principles (GAAP) in Canada and its sources, thereby codifying a GAAP hierarchy. The section also establishes that when financial statements are prepared in accordance with regulatory or legislative requirements that are in conflict with the new GAAP hierarchy, they cannot be described as being in accordance with Canadian GAAP. The section is effective for fiscal years beginning on or after October 1, 2003. The Company is currently reviewing its implementation alternatives in light of this new section.

In management’s opinion, the accompanying unaudited interim consolidated financial statements contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company’s (the Company) financial position as at September 30, 2003 and December 31 and September 30, 2002, its results of operations, changes in shareholders’ equity and cash flows for the three and nine months ended September 30, 2003 and 2002.

These interim consolidated financial statements and notes have been prepared using accounting policies consistent with those used in preparing the Company’s 2002 Annual Consolidated Financial Statements except for Stock-based compensation as explained in Note 3. While management believes that the disclosures presented are adequate to make the information not misleading, these interim consolidated financial statements and notes should be read in conjunction with the Company’s Management’s Discussion and Analysis and Annual Consolidated Financial Statements.

Note 2 – Acquisition of Great Lakes Transportation Railroad and Related Holdings

On October 20, 2003, the Company, through an indirect wholly owned subsidiary, entered into an agreement for the acquisition of Great Lakes Transportation LLC’s (GLT) railroad and related holdings for a purchase price of approximately $500 million (U.S.$380 million) payable in cash. Under the terms of the agreement, the Company will acquire two class II railroads, a class III switching railroad, and a non-railroad company owning a fleet of 8 vessels. The acquisition will be financed by cash on hand and debt.

          In accordance with the terms of the agreement, the Company’s obligation to consummate the acquisition is subject to the Company having obtained from the U.S. Surface Transportation Board (STB) a final, unappealable decision that approves the acquisition or exempts it from regulation and does not impose on the parties conditions that would significantly and adversely affect the anticipated economic benefits of the acquisition to the Company. The Company believes the transaction should be treated as a minor one by the STB, but if it is not, the Company has the right to terminate the agreement. The Company’s acquisition of the fleet of vessels is also subject to reviews by the U.S. Maritime Administration and Coast Guard, the U.S. Federal Trade Commission and the Department of Justice Antitrust Division.

          The Company anticipates a final STB ruling on the proposed transaction by mid-2004.

          If the acquisition is completed, the Company will account for the acquisition of GLT’s railroad and related holdings using the purchase method of accounting as required by Section 1581, “Business Combinations” and Section 3062, “Goodwill and Other Intangible Assets” of the CICA Handbook. Under this method, the Company will prepare its financial statements reflecting the allocation of the purchase price to acquire GLT’s railroad and related holdings based on the relative fair values of the assets and liabilities. The results of operations of the Company will reflect the effects of the acquisition as of the date of acquisition.

CANADIAN NATIONAL RAILWAY COMPANY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CANADIAN GAAP)

Note 3 – Accounting change

Effective January 1, 2003, the Company voluntarily adopted the fair value based approach of the CICA’s Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments.” The Company retroactively applied this method of accounting to all awards of employee stock options granted, modified or settled on or after January 1, 2002 and restated the 2002 comparative period to reflect this change in accounting policy. For the three and nine months ended September 30, 2002, the restatement had the effect of decreasing net income by $5 million ($0.02 per basic and diluted share) and $13 million ($0.07 per basic share and $0.06 per diluted share), respectively, through increased labor and fringe benefits expense. The restatement had the effect of increasing the book value of common shares and decreasing retained earnings by the same amount, $13 million at September 30, 2002 and $18 million at December 31, 2002.

          The Company granted 2.0 million and 3.2 million stock options in the first quarter of 2003 and 2002, respectively, which will be expensed over their vesting period based on their estimated fair values on the date of grant, determined using the Black-Scholes option pricing model. A negligible amount of stock options were issued in the second and third quarters of 2003 and 2002. As a result, for the quarters ended September 30, 2003 and 2002, the Company recognized compensation cost of $7 million and $5 million, respectively. Compensation cost for the nine months ended September 30, 2003 was $19 million compared to $13 million in the same period of 2002.

          Prior to 2003, the Company applied the intrinsic value method of accounting to its awards of conventional and performance-based employee stock options granted on or after January 1, 2002 and as a result, no compensation cost had been recognized in the three and nine months ended September 30, 2002 as no performance-based employee stock options were granted.

CANADIAN NATIONAL RAILWAY COMPANY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CANADIAN GAAP)

          Compensation cost as calculated using the Black-Scholes option pricing model uses the following assumptions:

	Three months ended September 30			Nine months ended September 30
	2003	2002 (1)		2003	2002

Expected option life (years)	5.0	-		5.0	7.0
Risk-free interest rate	4.01%	-		4.12%	5.79%
Expected stock price volatility	30%	-		30%	30%
Average dividend per share	$1.00	-		$1.00	$0.86

	Three months ended			Nine months ended
	September 30			September 30

	2003	2002	(1)	2003	2002

Weighted average fair value of
options granted	$21.48	$-		$17.81	$30.98

(1) In the third quarter of 2002, the Company did not grant any stock option awards.

Note 4 – Financing activities

In March 2003, the Company issued U.S.$400 million (Cdn$586 million) of 4.40% Notes due 2013, the maximum remaining amount under its shelf registration statement filed in 2001. The Company used the net proceeds of U.S.$396 million to repay U.S.$150 million (Cdn$207 million) of 6.625% 10-year Notes issued by the Company, and U.S.$100 million (Cdn$138 million) of 6.75% 10-year Notes issued by the Company’s wholly-owned subsidiary Illinois Central Railroad Company, both of which matured on May 15, 2003. The excess was used to repay the Company’s borrowings under the commercial paper program of U.S.$136 million (Cdn$214 million) outstanding at December 31, 2002.

In June 2003, the Company’s Board of Directors approved an increase in the maximum amount that may be issued under the commercial paper program, which is backed by the Company’s revolving credit facility, from $600 million to $800 million, or the U.S. dollar equivalent. At September 30, 2003, the Company had outstanding borrowings of U.S.$245 million (Cdn$332 million) under the program. Commercial paper debt is due within one year but has been classified as long-term debt, reflecting the Company’s intent and contractual ability to refinance the short-term borrowing through subsequent issuances of commercial paper or drawing down on the long-term revolving credit facility.

In the first quarter of 2003, the Company repaid its borrowings under the revolving credit facility of U.S.$90 million (Cdn$142 million) outstanding at December 31, 2002 and since then, the credit facility has not been drawn upon. Letters of credit under the revolving credit facility amounted to $320 million at September 30, 2003.

In June 2003, the Company renewed its accounts receivable securitization program for a term of three years, to June 2006. Under the terms of the renewal, the Company may sell, on a revolving basis, a maximum of $450 million of eligible freight trade and other receivables outstanding at any point in time, to an unrelated trust. The Company has a contingent residual interest of approximately 10% which is recorded in Other current assets. At September 30, 2003, pursuant to the agreement, $220 million and U.S.$143 million (Cdn$193 million) ($173 million and U.S.$113 million (Cdn$177 million) at December 31, 2002) had been sold.

The share repurchase program which was approved in 2002, allowed for the repurchase of up to 13.0 million common shares between October 25, 2002 and October 24, 2003 pursuant to a normal course issuer bid, at prevailing market prices. In 2003, the Company repurchased 10.0 million common shares for $656 million, at an average price of $65.58 per share. The Company has completed its program, repurchasing 13.0 million common shares for $859 million, at an average price of $66.06 per share.

On October 21, 2003, the Company filed a preliminary shelf registration statement providing for the issuance, from time to time, of up to U.S.$1,000 million of debt securities in one or more offerings.

Note 5 – Derivative instruments

The Company uses derivative instruments to hedge a portion of its fuel requirement. As a result of its fuel hedging activities, the Company had an unrealized gain of $24 million at September 30, 2003 ($30 million unrealized gain at December 31, 2002).

CANADIAN NATIONAL RAILWAY COMPANY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CANADIAN GAAP)

Note 6 – Major commitments and contingencies

A. Commitments
As at September 30, 2003, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives and intermodal equipment at an aggregate cost of $133 million ($183 million at December 31, 2002). The Company also had outstanding information technology service contracts of $20 million.

B. Contingencies
In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property.

          In Canada, employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

          In the United States, employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements. The Company accrues the expected cost for personal injury and property damage claims and existing occupational disease claims, based on actuarial estimates of their ultimate cost. The Company is unable to estimate the total cost for unasserted occupational disease claims. However, a liability for unasserted occupational disease claims is accrued to the extent they are probable and can be reasonably estimated.

          An actuarial study is conducted on an annual basis by an independent actuarial firm. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial study with the current claim experience and, if required, adjustments to the liability are recorded.

          As at September 30, 2003, the Company had aggregate reserves for personal injury and other claims of $613 million ($664 million at December 31, 2002). Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at September 30, 2003, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

C. Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

          While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and the costs of complying with environmental laws and containing or remediating

CANADIAN NATIONAL RAILWAY COMPANY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CANADIAN GAAP)

contamination cannot be reasonably estimated due to:

(i)	the lack of specific technical information available with respect to many sites;

(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;

(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;

(iv)	the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs. Although the effect on operating results and liquidity cannot be reasonably estimated, management believes, based on current information, that environmental matters will not have a material adverse effect on the Company’s financial condition or competitive position. Costs related to any future remediation will be accrued in the period in which they become known.

          As at September 30, 2003, the Company had aggregate accruals for environmental costs of $86 million ($106 million as at December 31, 2002).

D. Guarantees
Effective January 1, 2003, the Company is required to disclose its obligations undertaken in issuing certain guarantees on the date the guarantee is issued or modified. Where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

Guarantee of residual values of operating leases
The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2004 and 2012, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. At September 30, 2003, the maximum exposure in respect of these guarantees was $88 million for which the Company has not recorded a liability as the Company does not expect to make any payments pertaining to the guarantees of these leases. There are no recourse provisions to recover any amounts from third parties.

Other guarantees
The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit and surety bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at September 30, 2003, the maximum potential liability under these guarantees was $409 million of which $335 million was for workers’ compensation and other employee benefits and $74 million was for equipment under leases and other.

          As at September 30, 2003, the Company had not recorded a liability with respect to these guarantees, as the Company does not expect to make any payments in excess of what is recorded on the Company’s financial statements. The guarantee instruments mature at various dates between 2003 and 2007.

E. Indemnifications
CN Pension Plan and CN 1935 Pension Plan
The Company has indemnified and held harmless the current trustee and the former trustee of the Canadian National Railways Pension Trust Funds, and the respective officers, directors, employees and agents of such trustees, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of their obligations under the relevant trust agreements and trust deeds, including in respect of their reliance on authorized instructions of the Company or for failing to act in the absence of authorized instructions. These

CANADIAN NATIONAL RAILWAY COMPANY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CANADIAN GAAP)

indemnifications survive the termination of such agreements or trust deeds. As at September 30, 2003, the Company had not recorded a liability associated with these indemnifications, as the Company does not expect to make any payments pertaining to these indemnifications.

General indemnifications

In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to, (a) contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements; (b) contracts granting rights to others to use the Company’s property, such as leases, licenses and easements; (c) contracts for the sale of assets and securitization of accounts receivable; (d) contracts for the acquisition of services; (e) financing agreements; (f) trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors; (g) transfer agent and registrar agreements in respect of the Company’s securities; (h) trust agreements establishing trust funds to secure the payment to certain officers and senior employees of special retirement compensation arrangements or plans; (i) master agreements with financial institutions governing derivative transactions; and (j) settlement agreements with insurance companies or other third parties whereby such insurer or third party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements. To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material. However, such exposure cannot be determined with certainty. The indemnification contracts entered into by the Company in 2003 do not contain recourse provisions to recover any amounts from third parties.

CANADIAN NATIONAL RAILWAY COMPANY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CANADIAN GAAP)

Note 7 – Earnings per share

The following table provides a reconciliation between basic and diluted earnings per shares:

	Three months ended September 30		Nine months ended September 30
	2003	2002	2003	2002

(In millions, except per share data)	(Unaudited)

Net income	$208	$182	$565	$597
Dividends on convertible preferred securities	-	-	-	(6)

Income used for basic earnings per share	$208	$182	$565	$591

Weighted-average shares outstanding	189.3	200.3	191.8	195.7
Effect of dilutive securities and stock options	2.8	2.7	2.7	7.4

Weighted-average diluted shares outstanding	192.1	203.0	194.5	203.1

Basic earnings per share	$1.10	$0.91	$2.95	$3.02

Diluted earnings per share	$1.08	$0.90	$2.90	$2.94

Note 8 – Reconciliation of Canadian and United States generally accepted accounting principles

The applicaiton of U.S. GAAP would have the following effects on the net income as reported:

	Three months ended September 30		Nine months ended September 30
	2003	2002	2003	2002

(In millions)	(Unaudited)

Net income – Canadian GAAP	$208	$182	$565	$597
Adjustments in respect of:
Property capitalization, net of depreciation	121	119	253	267
Interest on convertible preferred securities	-	-	-	(9)
Stock-based compensation cost	6	8	9	8
Income tax expense on current year
U.S. GAAP adjustments	(41)	(41)	(85)	(85)

Income before cumulative effect of change in
accounting policy - U.S. GAAP	294	268	742	778
Cumulative effect of change in accounting policy	-	-	48	-

Net income – U.S. GAAP	$294	$268	$790	$778

All Canadian to U.S. GAAP differences are outlined on pages 114 through 116 of the Company’s 2002 Annual report except for stock-based compensation as discussed herein. As explained in Note 3, effective January 1, 2003, the Company voluntarily adopted the fair value based approach of the CICA’s Handbook Section 3870. The Company retroactively applied the fair value method of accounting to all awards of employee stock options granted, modified or settled on or after January 1, 2002 and restated the 2002 comparative period to reflect this change in accounting policy. Under U.S. GAAP, the Company voluntarily adopted the recommendations of Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation,” and applied the fair value based approach prospectively to all awards of employee stock options granted, modified or settled on or after January 1, 2003. Compensation cost attributable to employee stock options granted in 2002 continues to be a reconciling difference.

CANADIAN NATIONAL RAILWAY COMPANY SELECTED RAILROAD STATISTICS (CANADIAN GAAP)

	Three months ended September 30		Nine months ended September 30
	2003	2002	2003	2002

	(Unaudited)

Statistical operating data

Freight revenues ($ millions)	1,367	1,455	4,230	4,406
Gross ton miles (GTM) (millions)	76,169	75,945	229,993	230,367
Revenue ton miles (RTM) (millions)	39,936	39,460	119,678	119,081
Carloads (thousands)	1,034	1,043	3,124	3,101
Route miles (includes Canada and the U.S.)	17,539	17,843	17,539	17,843
Employees (end of period)	22,293	23,484	22,293	23,484
Employees (average during period)	22,357	23,647	22,040	23,231

Productivity

Operating ratio (%)	76.7	76.2	77.0	75.8
Freight revenue per RTM (cents)	3.42	3.69	3.53	3.70
Freight revenue per carload ($)	1,322	1,395	1,354	1,421
Operating expenses per GTM (cents)	1.42	1.51	1.46	1.50
Labor and fringe benefits expense per GTM (cents)	0.64	0.63	0.63	0.64
GTMs per average number of employees (thousands)	3,407	3,212	10,435	9,916
Diesel fuel consumed (U.S. gallons in millions)	88	88	275	277
Average fuel price ($/U.S. gallon)	1.13	1.21	1.23	1.17
GTMs per U.S. gallon of fuel consumed	866	863	836	832

Safety indicators

Injury frequency rate per 200,000 person hours	3.5	3.4	3.0	3.1
Accident rate per million train miles	1.9	2.2	2.0	2.2

Financial ratios

Debt to total capitalization ratio (% at end of period)	44.2	43.9	44.2	43.9
Return on assets (% at end of period) (1)	1.5	1.3	4.2	4.1

(1) See Non-GAAP Measures.

Certain of the comparative statistical data and related productivity measures have been restated to reflect changes to estimated statistical data previously reported.

CANADIAN NATIONAL RAILWAY COMPANY SUPPLEMENTARY INFORMATION (CANADIAN GAAP)

	Three months ended September 30			Nine months ended September 30
	2003	2002	Variance Fav (Unfav)	2003	2002	Variance Fav (Unfav)

			(Unaudited)
Revenue ton miles (millions)

Petroleum and chemicals	7,515	7,538	-	22,933	22,222	3%
Metals and minerals	3,421	3,574	(4%)	10,084	10,012	1%
Forest products	8,811	8,508	4%	25,706	25,200	2%
Coal	3,495	3,872	(10%)	11,022	10,786	2%
Grain and fertilizers	8,272	7,800	6%	24,217	26,913	(10%)
Intermodal	7,802	7,429	5%	23,336	21,500	9%
Automotive	620	739	(16%)	2,380	2,448	(3%)

	39,936	39,460	1%	119,678	119,081	1%

Freight revenue / RTM (cents)

Total freight revenue per RTM	3.42	3.69	(7%)	3.53	3.70	(5%)
Business units:
Petroleum and chemicals	3.39	3.65	(7%)	3.48	3.69	(6%)
Metals and minerals	3.80	3.86	(2%)	3.84	3.98	(4%)
Forest products	3.65	3.96	(8%)	3.76	3.95	(5%)
Coal	1.63	2.20	(26%)	1.82	2.25	(19%)
Grain and fertilizers	2.66	2.78	(4%)	2.70	2.75	(2%)
Intermodal	3.59	3.67	(2%)	3.57	3.58	-
Automotive	16.61	17.59	(6%)	16.34	17.97	(9%)

Carloads (thousands)

Petroleum and chemicals	149	147	1%	449	438	3%
Metals and minerals	105	104	1%	297	294	1%
Forest products	148	151	(2%)	446	452	(1%)
Coal	112	127	(12%)	360	374	(4%)
Grain and fertilizers	134	123	9%	389	400	(3%)
Intermodal	323	319	1%	963	904	7%
Automotive	63	72	(13%)	220	239	(8%)

	1,034	1,043	(1%)	3,124	3,101	1%

Freight revenue / carload (dollars)

Total freight revenue per carload	1,322	1,395	(5%)	1,354	1,421	(5%)
Business units:
Petroleum and chemicals	1,711	1,871	(9%)	1,777	1,870	(5%)
Metals and minerals	1,238	1,327	(7%)	1,303	1,354	(4%)
Forest products	2,176	2,232	(3%)	2,166	2,204	(2%)
Coal	509	669	(24%)	558	650	(14%)
Grain and fertilizers	1,642	1,764	(7%)	1,684	1,853	(9%)
Intermodal	867	856	1%	866	851	2%
Automotive	1,635	1,806	(9%)	1,768	1,841	(4%)

Item 4.

CANADIAN NATIONAL RAILWAY COMPANY NON-GAAP MEASURES

The Company makes reference to Non-GAAP measures that do not have any standardized meaning prescribed by GAAP and are therefore not necessarily comparable to similar measures presented by other companies and as such, should not be considered in isolation. The Company believes that measures such as free cash flow and return on assets included in this quarterly report, are useful measures of performance. In particular, free cash flow is an important measure as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The calculation of these measures and a reconciliation to their comparable GAAP number, where applicable, is provided below:

Free cash flow:

	Three months ended September 30		Nine months ended September 30
In millions	2003	2002	2003	2002

Cash provided from operating activities	$387	$294	$1,073	$869

Less:
Net capital expenditures	(165)	(157)	(392)	(361)
Other investing activities	(3)	(2)	6	71
Dividends paid	(48)	(47)	(144)	(135)

Cash provided before financing activities	171	88	543	444

Adjustments:
Increase in accounts receivable sold	(66)	-	(88)	-

Free cash flow	$105	$88	$455	$444

Return on assets:

	Three months ended September 30		Nine months ended September 30
In millions	2003	2002	2003	2002

Net income	$208	$182	$565	$597
Interest expense (net of applicable taxes)	50	56	159	168

Net income before cost of borrowing	$258	$238	$724	$765

Total assets	$17,392	$18,721	$17,392	$18,721

Return on assets (% at end of period)	1.5	1.3	4.2	4.1

Item 5.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (CANADIAN GAAP)

Management’s discussion and analysis (MD&A) relates to the financial condition and results of operations of Canadian National Railway Company (CN) together with its wholly owned subsidiaries, including Grand Trunk Corporation (GTC), Illinois Central Corporation (IC) and Wisconsin Central Transportation Corporation (WC). As used herein, the word “Company” means, as the context requires, CN and its subsidiaries. CN’s common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of Canadian generally accepted accounting principles (Canadian GAAP). The Company also prepares consolidated financial statements in accordance with U.S. GAAP, which are included in this document. The U.S. GAAP financial statements are different in some respects from these financial statements, principally in the treatment of track replacement costs, expenditures relating to improvements of bridges and other structures and freight cars, derivative instruments, stock-based compensation and convertible preferred securities. The following should be read in conjunction with the interim Consolidated Financial Statements and related notes included in this interim report and in conjunction with the Company’s 2002 Annual Consolidated Financial Statements, related notes and Management’s Discussion and Analysis.

BUSINESS PROFILE

CN, directly and through its subsidiaries, is engaged in the rail transportation business. CN’s network of approximately 17,500 route miles of track spans Canada and mid-America, connecting three coasts, the Atlantic, the Pacific and the Gulf of Mexico. CN’s revenues are derived from seven business units consisting of the movement of a diversified and balanced portfolio of goods which positions it well to face economic fluctuations and enhances its potential to grow revenues. In 2002, no one business unit accounted for more than 22% of revenues. The sources of revenue also reflect a balanced mix of destinations. In 2002, 23% of revenues came from U.S. domestic traffic, 34% from transborder traffic, 24% from Canadian domestic traffic and 19% from overseas traffic. CN originates approximately 80% of traffic moving along its network. This allows the Company to both capitalize on service advantages and build on opportunities to efficiently use assets.

STRATEGY

CN is committed to creating value for both its customers and shareholders. By providing quality and cost-effective service, CN seeks to create value for its customers, which solidifies existing customer relationships, while enabling it to pursue new ones. Sustainable financial performance is a critical element of shareholder value, which CN strives to achieve by pursuing revenue growth, steadily increasing profitability, a solid free cash flow and an adequate return on investment. CN’s business strategy is, and will continue to be, guided by its five core values: providing good service, controlling costs, focusing on asset utilization, commitment to safety and developing and recognizing employees.

FINANCIAL RESULTS

Third quarter and first nine months of 2003 compared to corresponding periods in 2002

The Company recorded consolidated net income of $208 million ($1.10 per basic share or $1.08 per diluted share) for the quarter ended September 30, 2003 compared to $182 million ($0.91 per basic share or $0.90 per diluted share) in the third quarter of 2002, an increase of $26 million ($0.19 per basic share and $0.18 per diluted share). Consolidated net income for the nine months ended September 30, 2003 was $565 million ($2.95 per basic share or $2.90 per diluted share) compared to $597 million ($3.02 per basic share or $2.94 per diluted share) in the same period of 2002, a decrease of $32 million ($0.07 per basic share or $0.04 per diluted share).

     Operating income was $329 million for the third quarter of 2003 compared to $357 million in the same quarter of 2002, a decrease of $28 million, or 8%. For the first nine months of the year, operating income was $1,005 million compared to $1,106 million in the same period of 2002, a decrease of $101 million, or 9%.

     The operating ratio, defined as operating expenses as a percentage of revenues, was 76.7% in the third quarter of 2003 compared to 76.2% in the same quarter of 2002, a 0.5-point increase. The nine-month operating ratio increased to 77.0% in 2003 from 75.8% in the same period of 2002, a 1.2-point increase.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (CANADIAN GAAP)

     In 2003, the significant year-over-year appreciation in the Canadian dollar relative to the U.S. dollar impacted the conversion of the Company's U.S. dollar denominated revenues and expenses. The impact of the stronger Canadian dollar reduced revenues, operating income and net income by approximately $100 million, $28 million and $13 million, respectively, for the third quarter, and approximately $235 million, $69 million and $33 million, respectively, for the first nine months of 2003.

Revenues

Revenues in the third quarter of 2003 totaled $1,413 million compared to $1,503 million during the same period in 2002, a decrease of $90 million, or 6%. Revenues for the first nine months of 2003 were $4,372 million, a decrease of $191 million, or 4%, from the same period last year. The decrease in both the third quarter and nine-month period was due to the significant strengthening of the Canadian dollar, which negatively impacted the translation of U.S. dollar denominated revenue, continued weakness in coal shipments and a slowdown in the automotive sector. Also contributing to the year-to-date decrease were lower Canadian grain shipments. Partially offsetting these losses were increased grain and intermodal shipments in the third quarter and, higher intermodal and petroleum and chemicals traffic in the nine-month period.

Revenue ton miles, measuring the volume of freight transported by the Company, increased by 1% in the third quarter and first nine months of 2003 when compared to the same periods in 2002. For the third quarter and first nine months of the year, freight revenue per revenue ton mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, decreased by 7% and 5%, respectively, when compared to the same periods last year, reflecting the significant strengthening of the Canadian dollar.

Petroleum and chemicals: Petroleum and chemicals comprise a wide range of commodities, including chemicals, sulfur, plastics, petroleum and gas products. Most of the Company’s petroleum and chemicals shipments originate in the Gulf of Mexico, in Alberta and in eastern Canada, and are destined for customers in Canada, the United States and overseas. The performance of this business unit is closely correlated with the North American economy. Revenues for this business unit decreased by $20 million, or 7%, for the third quarter and $21 million, or 3%, for the first nine months of 2003 when compared to the same periods in 2002. The decrease in both the quarter and first nine months of 2003 was due to the translation impact of the stronger Canadian dollar. The decline in the nine-month period was partially offset by higher U.S. and offshore demand for Canadian sulfur and strong demand for fuel oils as a substitute for high-cost natural gas. Revenue per revenue ton mile decreased by 7% in the current quarter and 6% in the first nine months of 2003 due to the translation impact of the stronger Canadian dollar.

Metals and minerals: The metals and minerals business consists primarily of nonferrous base metals, steel, equipment and parts. The Company’s unique rail access to major mines and smelters throughout North America has made the Company a transportation leader of copper, lead, zinc concentrates, refined metals and aluminum. Metals and minerals traffic is sensitive to fluctuations in the economy. Revenues for this business unit decreased by $8 million, or 6%, for the third quarter and $11 million, or 3%, for the first nine months of 2003 when compared to the same periods in 2002. The decrease in both the third quarter and first nine months of 2003 was due to the translation impact of the stronger Canadian dollar. Partially offsetting this decline were improved market conditions and increased market share for steel in 2003. For the first nine months of the year, new ore traffic that began in the second quarter of 2002 also contributed to offset the decline. Revenue per revenue ton mile decreased by 2% in the current quarter and 4% in the first nine months of 2003 mainly due to the translation impact of the stronger Canadian dollar. The decrease was partially offset by a positive change in traffic mix and an improvement in pricing.

Forest products: The product lines for the forest products business unit include various types of lumber, panels, wood chips, woodpulp, printing paper, linerboard and newsprint. The Company has

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (CANADIAN GAAP)

superior rail access to the western and eastern Canadian fiber-producing regions, which are among the largest fiber source areas in North America. In the United States, the Company is strategically located to serve both the northern and southern U.S. corridors with interline capabilities to other Class 1 railroads. Although demand for forest products tends to be cyclical, the Company’s geographical advantages and product diversity tend to reduce the impact of market fluctuations. Revenues for this business unit decreased by $15 million, or 4%, for the third quarter and $30 million, or 3%, for the first nine months of 2003 when compared to the same periods in 2002. The decrease in both the quarter and first nine months of 2003 was due to the translation impact of the stronger Canadian dollar. Solid demand for lumber and pulp and paper partially offset the decline. The decrease in revenue per revenue ton mile of 8% in the current quarter and 5% in the first nine months of 2003 was due to the translation impact of the stronger Canadian dollar which more than offset a positive change in traffic mix and the continued improvement in pricing.

Coal: The coal business consists of thermal and metallurgical grades of bituminous coal. Canadian thermal coal is delivered to power utilities primarily in eastern Canada, while metallurgical coal is largely exported to steel makers in Japan and other Asian markets. There have been, and will continue to be, further reductions in Canadian metallurgical coal production as a result of mine closures. In the United States, thermal coal comprises the majority of coal movements which are transported from mines served in southern Illinois or from western U.S. mines via interchange with other railroads to major utilities in the Midwest, east and southeast United States. Revenues for this business unit decreased by $28 million, or 33%, for the third quarter and $42 million, or 17%, for the first nine months of 2003 when compared to the same periods in 2002. The decline in both the quarter and nine-month period was mainly due to reduced coal production in western Canada, a metallurgical mine closure and the translation impact of the stronger Canadian dollar. The revenue per revenue ton mile decrease of 26% in the current quarter and 19% in the first nine months of the year was mainly due to a change in traffic mix, an increase in the average length of haul, and the translation impact of the stronger Canadian dollar.

Grain and fertilizers: The grain and fertilizer business unit depends primarily on crops grown and fertilizers processed in western Canada and the U.S. Midwest. The grain segment consists of three primary commodities: food grains, mainly wheat; oilseeds and oilseed products, primarily canola seed, oil and meal; and feed grains, including feed barley, feed wheat and corn. Production of grain varies considerably from year to year, affected primarily by weather conditions. Canadian grain exports are highly volatile, reflecting the size of the crop produced, international market conditions and foreign government policy. In the U.S., grain grown in Illinois and Iowa is exported, as well as transported to domestic processing facilities and feed markets. The Company also serves producers of potash, ammonium nitrate, urea and other fertilizers. Revenues for this business unit increased by $3 million, or 1%, for the third quarter and decreased by $86 million, or 12%, for the first nine months of 2003 when compared to the same periods in 2002. The stronger Canadian dollar negatively impacted the translation of revenues in both the third quarter and first nine months of 2003. The increase in the third quarter was due to higher shipments of Canadian canola, wheat and peas, reflecting the larger 2003/2004 grain crop. Partially offsetting these gains were lower U.S. shipments of soybeans. The decrease in the first nine months of 2003 reflected the significant deterioration in the 2002/2003 Canadian grain crop, partly offset by strong U.S. corn shipments to North American markets. Revenue per revenue ton mile decreased by 4% in the current quarter and 2% in the first nine months of 2003 as the translation impact of the stronger Canadian dollar was partially offset by a decrease in the average length of haul.

Intermodal: The intermodal business unit comprises two segments: domestic and international. The domestic segment is responsible for consumer products and manufactured goods, operating through both retail and wholesale channels while the international segment handles import and export container traffic, serving the ports of Vancouver, Montreal, Halifax, Mobile and New Orleans. The

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (CANADIAN GAAP)

domestic segment is driven by consumer markets, with growth generally tied to the economy. The international segment is driven mainly by North American economic conditions. Revenues for this business unit increased by $7 million, or 3%, for the third quarter and $65 million, or 8%, for the first nine months of 2003 when compared to the same periods in 2002. The increase in both the quarter and first nine months of 2003 was mainly due to increased import volumes, new traffic through the port of Vancouver and the higher fuel surcharge in 2003 to offset the significant increase in fuel costs. Partially offsetting the gains in the third quarter was reduced traffic in the domestic segment due to the planned closure of smaller terminal facilities in the U.S. Revenue per revenue ton mile decreased by 2% in the third quarter and was relatively flat in the first nine months of 2003. The decrease in the quarter was mainly attributable to the translation impact of the stronger Canadian dollar and an increase in the average length of haul, partially offset by the higher fuel surcharge.

Automotive: The automotive business unit moves both finished vehicles and parts, originating in southwestern Ontario and Michigan, to within the United States, Canada and Mexico. The Company also serves shippers of import vehicles via the ports of Halifax and Vancouver, and through interchange with other railroads. The Company’s automotive revenues are closely correlated to automotive production and sales in North America. Revenues for this business unit decreased by $27 million, or 21%, for the third quarter and $51 million, or 12%, for the first nine months of 2003 when compared to the same periods in 2002. The decrease was primarily due to the translation impact of the stronger Canadian dollar, weaker North American vehicle sales and production, and a change in shipping patterns for a significant customer. Revenue per revenue ton mile decreased by 6% for the current quarter and 9% for the first nine months of 2003 mainly due to the translation impact of the stronger Canadian dollar. The first nine months were also impacted by a significant increase in the average length of haul.

Operating expenses

In the third quarter of 2003, operating expenses amounted to $1,084 million compared to $1,146 million in the same quarter of 2002. Operating expenses for the first nine months of 2003 were $3,367 million compared to $3,457 million in the same period of 2002. The decrease of $62 million, or 5%, in the third quarter and $90 million, or 3%, in the first nine months of 2003 was due to the translation impact of the stronger Canadian dollar on U.S. dollar denominated expenses and lower expenses for purchased services and material, and equipment rents. Partly offsetting the decrease were higher casualty and other expenses, and higher fuel costs in the first nine months of 2003.

Labor and fringe benefits: Labor and fringe benefits includes wages, payroll taxes, and employee benefits such as incentive compensation, stock-based compensation, health and welfare, pensions and other post-employment benefits. These expenses increased by $2 million for the third quarter and decreased by $28 million, or 2%, for the first nine months of 2003 when compared to the same periods in 2002. The third quarter and nine-month period both reflect reduced expenses from the effects of a reduced workforce and the translation impact of the stronger Canadian dollar. Higher wages and employee benefits, including increased costs for pensions, more than offset this reduction in expenses for the quarter and partly offset this reduction in expenses in the nine-month period.

Purchased services and material: Purchased services and material primarily includes the net costs of operating facilities jointly used by the Company and other railroads, costs of services purchased from outside contractors, materials used in the maintenance of the Company’s track, facilities and equipment, transportation and lodging for train crew employees and utility costs. These costs decreased by $36 million, or 15%, for the third quarter and $51 million, or 7%, for the first nine months of 2003 when compared to the same periods in 2002. The decrease in the third quarter and first nine months of the year was mainly due to lower expenses for consulting and professional services, lower discretionary spending (courier, communication charges, occupancy costs etc.), reflecting the Company’s continued focus on

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (CANADIAN GAAP)

cost containment, and the translation impact of the stronger Canadian dollar.

Depreciation and amortization: Depreciation and amortization relates solely to the Company’s rail operations. These expenses decreased by $14 million, or 11%, for the third quarter and $13 million, or 3%, for the first nine months of 2003 when compared to the same periods in 2002. The decrease was mainly due to the translation impact of the stronger Canadian dollar.

Fuel: Fuel expense includes the cost of fuel consumed by locomotives, intermodal equipment and other vehicles. These expenses decreased by $9 million, or 8%, for the third quarter and increased by $18 million, or 5%, for the first nine months of 2003 when compared to the same periods in 2002. The decrease in the quarter was mainly due to a lower average price per gallon, net of the impact of the hedging program and the stronger Canadian dollar. The increase in the nine-month period reflects a higher average price per gallon.

Equipment rents: Equipment rents includes rental expense for the use of freight cars owned by other railroads or private companies and for the short or long-term lease of freight cars, locomotives and intermodal equipment, net of rental income from other railroads for the use of the Company’s cars and locomotives. These expenses decreased by $16 million, or 18%, for the third quarter and $36 million, or 13%, for the first nine months of 2003 when compared to the same periods in 2002. The decrease was due to the Company’s continued focus on asset utilization, which resulted in lower lease expense for locomotives and freight cars and a reduction in net car hire expense. Also contributing to the decrease was the translation impact of the stronger Canadian dollar and a reduction in intermodal car hire rates, partly offset by lower income from the rental of the Company’s excess locomotives and freight cars.

Casualty and other: Casualty and other includes expenses for personal injuries, environmental, freight and property damage, insurance, bad debt and operating taxes as well as travel and travel-related expenses. These expenses increased by $11 million, or 11%, for the third quarter and $20 million, or 6%, for the first nine months of 2003 when compared to the same periods in 2002. The increase was mainly due to higher expenses for personal injury claims and increased insurance premiums. Partly offsetting the increase was lower travel-related expenses and, lower municipal and property taxes, particularly in the first half of the year.

Other

Interest expense: Interest expense for the third quarter of 2003 decreased by $11 million, or 12%, from the comparable 2002 quarter and $22 million, or 8%, for the first nine months of 2003 versus the same 2002 period. The decrease was mainly due to the translation impact of the stronger Canadian dollar and lower interest rates on new debt to replace matured debt.

Other income: In the third quarter of 2003, the Company recorded other income of $13 million compared to $8 million in the same quarter of 2002. For the nine-month period ended September 30, 2003, other income was $13 million compared to $69 million in the same period last year. The increase in the third quarter was due to higher gains on disposal of properties, partly offset by lower right of way fees due to the termination of a contract in late 2002. The decrease in the nine-month period was mainly due to lower right of way fees, lower gains on disposal of properties, and realized foreign exchange losses.

Income tax expense: The Company recorded income tax expense of $56 million for the third quarter of 2003 compared to $94 million in the corresponding 2002 period. For the nine months ended September 30, 2003, income tax expense was $207 million compared to $310 million for the same period in 2002. The decrease was primarily due to favorable adjustments relating to the resolution of matters pertaining to prior years’ income taxes, including a $30 million adjustment recorded in the third quarter of 2003, and lower corporate income tax rates in Canada. The effective tax rate for the third quarter and first nine months of 2003, including the impact of the favorable tax adjustments, was 21.2% and 26.8%, respectively. The effective tax rate for the comparable 2002 periods was 34.1% and 34.2%, respectively.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (CANADIAN GAAP)

LIQUIDITY AND CAPITAL RESOURCES

The Company’s principal source of liquidity is cash generated from operations. The Company also has the ability to fund liquidity requirements through its revolving credit facility, the issuance of debt and/or equity, and the sale of a portion of its accounts receivable through a securitization program. In addition, from time to time, the Company’s liquidity requirements can be supplemented by the disposal of surplus properties and the monetization of assets.

Operating activities: Cash provided from operating activities was $387 million and $1,073 million for the three and nine-month period ended September 30, 2003 compared to $294 million and $869 million for the same 2002 periods. Cash generated in the first nine months of 2003 was partially consumed by payments for interest, workforce reductions and personal injury and other claims of $245 million, $121 million and $91 million, respectively, compared to $285 million, $130 million and $105 million, respectively, for the same 2002 period. Pension contributions and payments for income taxes were $43 million and $70 million, respectively, compared to $52 million and $88 million, respectively, for the same 2002 period.

     As at September 30, 2003, the Company had outstanding information technology service contracts of $20 million.

Investing activities: Cash used by investing activities in the quarter and nine months ended September 30, 2003 amounted to $168 million and $386 million, respectively, compared to $159 million and $290 million for the comparable periods in 2002. The Company’s investing activities in the first nine months of 2002 included net proceeds of $68 million from the sale of its investment in Tranz Rail Holdings Limited. Net capital expenditures amounted to $165 million and $392 million in the three and nine months ended September 30, 2003, respectively, an increase of $8 million and $31 million from the same 2002 periods. Net capital expenditures included expenditures for roadway renewal, rolling stock, and other capacity and productivity improvements.

     The Company anticipates that gross capital expenditures for 2003 will be approximately $700million. This will include funds required for ongoing renewal of the basic plant and other acquisitions and investments required to improve the Company’s operating efficiency and customer service.

     As at September 30, 2003, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives and intermodal equipment at an aggregate cost of $133 million ($183 million at December 31, 2002).

Dividends: The Company paid a quarterly dividend of $0.25 per share amounting to $48 million for the third quarter and $144 million for the first nine months of 2003 compared to $43 million and $126 million, respectively, at the rate of $0.215 per share, for the same periods in 2002. In the third quarter and first nine months of 2002, $4 million and $9 million, respectively, was paid on the convertible preferred securities at an annual rate of 5.25%.

Free cash flow
The Company generated $105 million and $455 million of free cash flow for the three and nine months ended September 30, 2003, respectively, compared to $88 million and $444 million for the same 2002 periods. The Company defines free cash flow as cash provided from operating activities, excluding changes in the level of accounts receivable sold under the securitization program, less capital expenditures, other investing activities and dividends paid, calculated as follows:

	Three months ended		Nine months ended
	September 30		September 30

In millions	2003	2002	2003	2002

Cash provided from operating activities	$387	$294	$1,073	$869

Less:
Net capital expenditures	(165)	(157)	(392)	(361)
Other investing activities	(3)	(2)	6	71
Dividends paid	(48)	(47)	(144)	(135)

Cash provided before financing activities	171	88	543	444

Adjustments:
Increase in accounts receivable sold	(66)	-	(88)	-

Free cash flow	$105	$88	$455	$444

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (CANADIAN GAAP)

Free cash flow does not have any standardized meaning prescribed by GAAP and is therefore not necessarily comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends.

Financing activities: Cash used by financing activities totaled $179 million for the third quarter and $446 million for the nine months ended September 30, 2003 compared to $157 million and $473 million in the same periods of 2002. In May 2003, the Company repaid U.S.$150 million (Cdn$207 million) of 6.625% 10-year Notes and U.S.$100 million (Cdn$138 million) of 6.75% 10-year Notes with the proceeds received in March 2003 from the issuance of U.S.$400 million (Cdn$586 million) 4.40% Notes due 2013. In the third quarter and first nine months of 2003 and 2002, issuances and repayments of debt related principally to the Company’s commercial paper and revolving credit facilities.

     During the third quarter and first nine months of 2003, the Company recorded $1 million and $27 million, respectively, in capital lease obligations ($41 million and $53 million, respectively, for the comparable 2002 periods) related to new equipment and the exercise of purchase options on existing equipment.

     In the three and nine months ended September 30, 2003, $87 million and $656 million, respectively, was used to repurchase 1.2 million and 10.0 million common shares under the share repurchase program.

The Company has access to various financing arrangements:

Revolving credit facility
The Company has a U.S.$1,000 million three-year revolving credit facility expiring in December 2005. The credit facility provides for borrowings at various interest rates, plus applicable margins, and contains customary financial covenants with which the Company has been in full compliance. The Company’s borrowings of U.S.$90 million (Cdn$142 million) outstanding at December 31, 2002 were entirely repaid in the first quarter of 2003 and since then, the credit facility has not been drawn upon. Letters of credit under the revolving credit facility amounted to $320 million at September 30, 2003.

Commercial paper
In June 2003, the Company’s Board of Directors approved an increase in the maximum amount that may be issued under the commercial paper program, which is backed by the Company’s revolving credit facility, from $600 million to $800 million, or the U.S. dollar equivalent. Commercial paper debt is due within one year but has been classified as long-term debt, reflecting the Company’s intent and contractual ability to refinance the short-term borrowing through subsequent issuances of commercial paper or drawing down on the long-term revolving credit facility. The Company’s borrowings of U.S.$136 million (Cdn$214 million) outstanding at December 31, 2002 were entirely repaid in the first quarter of 2003 with the proceeds received from the U.S.$400 million debt offering. At September 30, 2003, the Company had outstanding borrowings of U.S.$245 million (Cdn$332 million).

Accounts receivable securitization program
In June 2003, the Company renewed its accounts receivable securitization program for a term of three years, to June 2006. Under the terms of the renewal the Company may sell, on a revolving basis, a maximum of $450 million of eligible freight trade and other receivables outstanding at any point in time, to an unrelated trust. The Company has a contingent residual interest of approximately 10% which is recorded in Other current assets.

     The Company is subject to customary reporting requirements for which failure to perform could result in termination of the program. In addition, the trust is subject to customary credit rating requirements, which if not met could also result in termination of the program. The Company is not currently aware of any trend, event or condition that would cause such termination.

     The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate uses. In the event the program is terminated before its scheduled maturity, the Company expects to meet its future payment obligations through its various sources of financing, including its revolving credit facility and

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (CANADIAN GAAP)

commercial paper program, and/ or access to capital markets.

     At September 30, 2003, pursuant to the agreement, $220 million and U.S.$143 million (Cdn$193 million) had been sold compared to $173 million and U.S.$113 million (Cdn$177 million) at December 31, 2002.

On October 21, 2003, the Company filed a preliminary shelf registration statement providing for the issuance, from time to time, of up to U.S.$1,000 million of debt securities in one or more offerings.

The Company’s access to current and alternate sources of financing at competitive costs is dependent on its credit rating. The Company is not currently aware of any adverse trend, event or condition that would affect the Company’s credit rating.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (CANADIAN GAAP)

Contractual obligations

In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company’s contractual obligations for the following items as at September 30, 2003:

	Total	2003	2004	2005	2006	2007	2008 &
(In millions)							thereafter

Long-term debt obligations (a)	$4,220	$41	$392	$486	$346	$69	$2,886
Capital lease obligations (b)	1,195	55	153	107	68	117	695
Operating lease obligations	968	50	183	162	140	119	314
Purchase obligations (c)	153	37	111	4	1	-	-

Total obligations	$6,536	$183	$839	$759	$555	$305	$3,895

(a)	Excludes capital lease obligations of $790 million.
(b)	Includes $405 million of imputed interest on capital leases at rates ranging from approximately 3.1% to 14.6%.
(c)	Includes commitments for railroad ties, rail, freight cars, locomotives and intermodal equipment and outstanding information technology service contracts.

For 2003 and the foreseeable future, the Company expects cash flow from operations and from its various sources of financing to be sufficient to meet its debt repayments and future obligations, and to fund anticipated capital expenditures.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (CANADIAN GAAP)

GUARANTEES

Effective January 1, 2003, the Company is required to disclose its obligations undertaken in issuing certain guarantees on the date the guarantee is issued or modified. Where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

Guarantee of residual values of operating leases
The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2004 and 2012, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. At September 30, 2003, the maximum exposure in respect of these guarantees was $88 million for which the Company has not recorded a liability as the Company does not expect to make any payments pertaining to the guarantees of these leases. There are no recourse provisions to recover any amounts from third parties.

Other guarantees
The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit and surety bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at September 30, 2003, the maximum potential liability under these guarantees was $409 million of which $335 million was for workers’ compensation and other employee benefits and $74 million was for equipment under leases and other.

     As at September 30, 2003, the Company had not recorded a liability with respect to these guarantees, as the Company does not expect to make any payments in excess of what is recorded on the Company’s financial statements. The guarantee instruments mature at various dates between 2003 and 2007.

INDEMNIFICATIONS

CN Pension Plan and CN 1935 Pension Plan
The Company has indemnified and held harmless the current trustee and the former trustee of the Canadian National Railways Pension Trust Funds, and the respective officers, directors, employees and agents of such trustees, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of their obligations under the relevant trust agreements and trust deeds, including in respect of their reliance on authorized instructions of the Company or for failing to act in the absence of authorized instructions. These indemnifications survive the termination of such agreements or trust deeds. As at September 30, 2003, the Company had not recorded a liability associated with these indemnifications, as the Company does not expect to make any payments pertaining to these indemnifications.

General indemnifications
In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to, (a) contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements; (b) contracts granting rights to others to use the Company’s property, such as leases, licenses and easements; (c) contracts for the sale of assets and securitization of accounts receivable; (d) contracts for the acquisition of services; (e) financing agreements; (f) trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors; (g) transfer agent and registrar agreements in respect of the Company’s securities; (h) trust agreements establishing trust funds to secure the payment to certain officers and

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (CANADIAN GAAP)

senior employees of special retirement compensation arrangements or plans; (i) master agreements with financial institutions governing derivative transactions; and (j) settlement agreements with insurance companies or other third parties whereby such insurer or third party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements. To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material. However, such exposure cannot be determined with certainty. The indemnification contracts entered into by the Company in 2003 do not contain recourse provisions to recover any amounts from third parties.

ACQUISITION OF GREAT LAKES TRANSPORTATION RAILROAD AND RELATED HOLDINGS

On October 20, 2003, the Company, through an indirect wholly owned subsidiary, entered into an agreement for the acquisition of Great Lakes Transportation LLC’s (GLT) railroad and related holdings for a purchase price of approximately $500 million (U.S.$380 million) payable in cash. Under the terms of the agreement, the Company will acquire two class II railroads, a class III switching railroad, and a non-railroad company owning a fleet of 8 vessels. The acquisition will be financed by cash on hand and debt.

     In accordance with the terms of the agreement, the Company’s obligation to consummate the acquisition is subject to the Company having obtained from the U.S. Surface Transportation Board (STB) a final, unappealable decision that approves the acquisition or exempts it from regulation and does not impose on the parties conditions that would significantly and adversely affect the anticipated economic benefits of the acquisition to the Company. The Company believes the transaction should be treated as a minor one by the STB, but if it is not, the Company has the right to terminate the agreement. The Company’s acquisition of the fleet of vessels is also subject to reviews by the U.S. Maritime Administration and Coast Guard, the U.S. Federal Trade Commission and the Department of Justice Antitrust Division.

     The Company anticipates a final STB ruling on the proposed transaction by mid-2004.

     If the acquisition is completed, the Company will account for the acquisition of GLT’s railroad and related holdings using the purchase method of accounting as required by Section 1581, “Business Combinations” and Section 3062, “Goodwill and Other Intangible Assets” of the Canadian Institute of Chartered Accountants’ (CICA) Handbook. Under this method, the Company will prepare its financial statements reflecting the allocation of the purchase price to acquire GLT’s railroad and related holdings based on the relative fair values of the assets and liabilities. The results of operations of the Company will reflect the effects of the acquisition as of the date of acquisition.

RECENT ACCOUNTING PRONOUNCEMENTS

In July 2003, the CICA issued Handbook Section 1100 “Generally Accepted Accounting Principles.” This section provides new accounting guidance as to what constitutes generally accepted accounting principles (GAAP) in Canada and its sources, thereby codifying a GAAP hierarchy. The section also establishes that when financial statements are prepared in accordance with regulatory or legislative requirements that are in conflict with the new GAAP hierarchy, they cannot be described as being in accordance with Canadian GAAP. The section is effective for fiscal years beginning on or after October 1, 2003.

     The Company’s accounting for Properties is based on the rules and regulations of the Canadian Transportation Agency’s Uniform Classification of Accounts. The Company is currently reviewing its implementation alternatives in light of this new section.

In June 2003, the CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities.“ The guideline requires that an enterprise holding other than a voting interest in a Variable Interest Entity (VIE) could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses and/or receive the majority

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (CANADIAN GAAP)

of its expected residual returns. The guideline is effective for fiscal and interim periods beginning January 1, 2004. The Company does not expect this section to have an initial material impact on its financial statements.

In March 2003, the CICA issued Handbook Section 3110 “Asset Retirement Obligations.” This section will require that the fair value of an asset retirement obligation be recorded as a liability only when there is a legal obligation associated with a removal activity. This section is effective for the Company’s fiscal year beginning January 1, 2004. The Company does not expect this section to have a material impact on its financial statements.

SHARE REPURCHASE PROGRAM

In October 2002, the Board of Directors of the Company approved a share repurchase program which allowed for the repurchase of up to 13.0 million common shares between October 25, 2002 and October 24, 2003 pursuant to a normal course issuer bid, at prevailing market prices. In 2003, the Company repurchased 10.0 million common shares for $656 million, at an average price of $65.58 per share. The Company has completed its program, repurchasing 13.0 million common shares for $859 million, at an average price of $66.06 per share.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon currently available information. Actual results could differ from these estimates. The Company’s policies for personal injury and other claims, environmental matters, depreciation, pensions and other post-retirement benefits, and income taxes, require management’s more significant judgments and estimates in the preparation of the Company’s consolidated financial statements and as such, are considered to be critical. The discussion on the methodology and assumptions underlying these critical accounting estimates, their effect on the Company’s results of operations and financial position for the three years ended December 31, 2002, as well as the effect of changes to these estimates, can be found on pages 85 to 89 of the Company’s 2002 Annual Report and has not changed materially since December 31, 2002. The balances for these critical accounting estimates at September 30, 2003 and December 31 and September 30, 2002, were as follows:

	Sept. 30	December 31	Sept. 30
	2003	2002	2002

(In millions)	(unaudited)		(unaudited)

Prepaid benefit cost for pensions	$373	$353	$310
Provision for personal injury and other claims	613	664	406
Provision for environmental costs	86	106	101
Net deferred income tax provision	3,278	3,703	3,700
Accrued benefit cost for post-retirement benefits other than pensions	289	284	280

Management has discussed the development and selection of the Company’s critical accounting estimates with the Audit, Finance and Risk Committee of the Company’s Board of Directors and the Audit, Finance and Risk Committee has reviewed the Company’s related disclosures.

BUSINESS RISKS AND OTHER MATTERS

Certain information included in this report may be “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the outlook, the actual results or

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (CANADIAN GAAP)

performance of the Company or the rail industry to be materially different from any future results or performance implied by such statements. Such factors include the factors set forth below as well as other risks detailed from time to time in reports filed by the Company with securities regulators in Canada and the United States.

Competition

The Company faces significant competition from a variety of carriers, including Canadian Pacific Railway Company (CP) which operates the other major rail system in Canada, serving most of the same industrial and population centers as the Company, long distance trucking companies and, in many markets, major U.S. railroads and other Canadian and U.S. railroads. Competition is generally based on the quality and reliability of services provided, price, and the condition and suitability of carriers’ equipment. Competition is particularly intense in eastern Canada where an extensive highway network and population centers, located relatively close to one another, have encouraged significant competition from trucking companies. In addition, much of the freight carried by the Company consists of commodity goods that are available from other sources in competitive markets. Factors affecting the competitive position of suppliers of these commodities, including exchange rates, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company’s volumes, revenues and profit margins.

     To a greater degree than other rail carriers, the Company’s subsidiary, Illinois Central Railroad Company (ICRR), is vulnerable to barge competition because its main routes are parallel to the Mississippi River system. The use of barges for some commodities, particularly coal and grain, often represents a lower cost mode of transportation. Barge competition and barge rates are affected by navigational interruptions from ice, floods and droughts, which can cause widely fluctuating barge rates. The ability of ICRR to maintain its market share of the available freight has traditionally been affected by the navigational conditions on the river.

     In the recent past, there has been significant consolidation of rail systems in the United States. The resulting larger rail systems are able to offer seamless services in larger market areas and effectively compete with the Company in certain markets. There can be no assurance that the Company will be able to compete effectively against current and future competitors in the railroad industry and that further consolidation within the railroad industry will not adversely affect the Company’s competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Environmental matters

The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

     While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities.

     In the operation of a railroad, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (CANADIAN GAAP)

performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

     The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up technique, the Company’s share of the costs and evolving regulatory standards governing environmental liability. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases. For these reasons, there can be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs. (See Critical accounting policies)

Personal injury and other claims

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property. The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims. The final outcome with respect to actions outstanding or pending at September 30, 2003, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year. (See Critical accounting policies)

Labor negotiations

Canadian workforce
Labor agreements covering approximately 97% of the Company’s Canadian unionized workforce will expire on December 31, 2003. As of September 1, 2003, either the trade union(s) or the Company can require the other party to the collective agreement to formally commence collective bargaining for the purpose of renewing or amending their collective agreement(s). Where formal notice to bargain has been given, the union and the Company shall, without delay, meet and commence to bargain collectively in good faith and make every reasonable effort to enter into collective agreements. The Company is currently undergoing discussions with all its trade unions. Under the terms of the Canada Labour Code (the governing legislation), no legal strikes or lockouts are possible before January 2004.

     The Company is optimistic that it will be able to have all its collective agreements renewed and ratified without any major disruptions. However, there can be no assurance that there will not be any strikes or lockouts or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company’s financial position or results of operations.

U.S. workforce
The general approach to labor negotiations by U.S. Class 1 railroads is to bargain on a collective national basis. Grand Trunk Western (GTW), Duluth, Winnipeg and Pacific (DWP), ICRR, CCP Holdings, Inc. (CCP) and WC, have bargained on a local basis rather than holding national, industry wide negotiations because it results in agreements that better address both the employees’ concerns and preferences, and the railways’ actual operating environment. However, local negotiations may not generate federal intervention in a strike or lockout situation, since a dispute may be localized. The Company believes the potential mutual benefits of local bargaining outweigh the risks.

     As of October 2003, the Company has in place agreements with bargaining units representing the entire unionized workforce at ICRR, GTW, DWP, and CCP, and over 68% of the unionized workforce at WC. These agreements have various moratorium provisions, ranging from the end of 2001 to the end of 2005, which preserve the status quo in respect of given areas during the terms of such moratoriums. Several of these agreements are currently under renegotiation and several will open for negotiation in 2003.

     Negotiations are ongoing with the bargaining units with which the Company does not have agreements or settlements. Until new agreements are reached or the processes of the Railway Labor Act

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (CANADIAN GAAP)

have been exhausted, the terms and conditions of existing agreements or policies continue to apply. Although the Company does not anticipate work action related to these negotiations while they are ongoing, there can be no assurance that there will not be any such work action and that the resolution of these negotiations will not have a material adverse effect on the Company’s financial position or results of operations.

Regulation

The Company’s rail operations in Canada are subject to regulation as to (i) rate setting and network rationalization by the Canadian Transportation Agency (the Agency) under the Canada Transportation Act (Canada) (the CTA), and (ii) safety by the federal Minister of Transport under the Railway Safety Act (Canada) and certain other statutes. The Company’s U.S. rail operations are subject to regulation by the Surface Transportation Board (STB) (the successor to the Interstate Commerce Commission) and the Federal Railroad Administration. In addition, the Company is subject to a variety of health, safety, security, labor, environmental and other regulations, all of which can affect its competitive position and profitability.

     The CTA Review Panel, which was appointed by the federal government to carry out a comprehensive review of the Canadian transportation legislation, issued its report to the Minister of Transport at the end of June 2001. The report was released to the public on July 18, 2001 and contains numerous recommendations for legislative changes affecting all modes of transportation, including rail. On February 25, 2003, the Canadian Minister of Transport released its consultation document Straight Ahead – A Vision for Transportation in Canada and tabled in the House of Commons Bill C-26 entitled An Act to Amend the Canada Transportation Act and the Railway Safety Act, to enact the VIA Rail Canada Act and to make consequential amendments to other Acts. No assurance can be given that any future legislative action by the federal government pursuant to the report’s recommendations and the consultation document, or from the House Standing Committee on Transport’s consideration of Bill C-26 will not materially adversely affect the Company’s financial position or results of operations.

     The Company is subject to new statutory and regulatory directives in the United States addressing homeland security concerns. These include new border security arrangements, pursuant to an agreement the Company and CP entered into with the U.S. Bureau of Customs and Border Protection (CBP) and the Canada Customs and Revenue Agency (CCRA), requiring advance notice of manifest information of U.S.-bound traffic (eventually applicable to shipments of all modes of transportation) and cargo screening (including gamma ray and radiation screening), as well as U.S. government imposed restrictions on the transportation into the United States of certain commodities. The Company has also worked with the Association of American Railroads to develop and put in place an extensive industry-wide security plan. While the Company will continue to work closely with the CCRA, CBP, and other U.S. agencies, as above, no assurance can be given that future decisions by the U.S. government on homeland security matters, or joint decisions by the industry in response to threats to the North American rail network, will not materially adversely affect the Company’s operations, or its competitive and financial position.

     In October 2002, the Company became the first North American railroad to gain membership in the U.S. Customs Service‘s Customs-Trade Partnership Against Terrorism (C-TPAT). C-TPAT is a joint government-business initiative designed to build cooperative relationships that strengthen overall supply chain and border security regarding goods exported to the U.S. The Company is also designated as a low-risk carrier under the Customs Self-Assessment (CSA) program, a new CCRA program designed to expedite the cross-border movement of goods of CSA-accredited importing companies for goods imported into Canada.

Financial instruments

The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. Collateral or other security to support financial instruments subject to credit risk is usually not obtained. However, the credit standing of counterparties or their guarantors is regularly

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (CANADIAN GAAP)

monitored, and losses due to counterparty non-performance are not anticipated.

     To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company has a systematic hedging program which calls for regularly entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance. At September 30, 2003, the Company had hedged approximately 46% of the remaining estimated 2003 fuel consumption, 45% of the estimated 2004 fuel consumption and 14% of the estimated 2005 fuel consumption. This represents approximately 261 million U.S. gallons at an average price of U.S.$0.61 per U.S. gallon.

     For the three months ended September 30, 2003, the Company realized a $10 million gain from its fuel hedging activities, compared to $4 million in the same period last year. For the first nine months of 2003, the Company’s hedging activities resulted in a realized gain of $37 million compared to a $5 million loss in the same period of 2002.

     As a result of its fuel hedging activities, the Company had an unrealized gain of $24 million at September 30, 2003 ($30 million unrealized gain at December 31, 2002).

Business prospects and other risks

     In any given year, the Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in demand. Many of the bulk commodities the Company transports move offshore and are impacted more by global rather than North American economic conditions. The Company’s results of operations can be expected to reflect these conditions because of the significant fixed costs inherent in railroad operations.

     Global, as well as North American trade conditions, including trade barriers on certain commodities, may interfere with the free circulation of goods across Canada and the United States.

     Potential terrorist actions can have a direct or indirect impact on the transportation infrastructure, including railway infrastructure in North America, and interfere with the free flow of goods. International conflicts can also have an impact on the Company’s markets.

     Although the Company conducts its business and receives revenues primarily in Canadian dollars, a growing portion of its revenues, expenses, assets and debt are denominated in U.S. dollars. Thus, the Company’s results are affected by fluctuations in the exchange rate between these currencies. Based on the Company’s current operations, the estimated annual impact on net income of a one-cent change in the Canadian dollar relative to the U.S. dollar is approximately $7 million. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby affect the Company’s revenues and expenses.

     Should a major economic slowdown or recession occur in North America or other key markets, or should major industrial restructuring take place, the volume of rail shipments carried by the Company is likely to be adversely affected.

     In addition to the inherent risks of the business cycle, the Company’s operations are occasionally susceptible to severe weather conditions. For example, in the first quarter of 1998, a severe ice storm hit eastern Canada, which disrupted operations and service for the railroad as well as for CN customers. More recently, severe drought conditions in western Canada significantly reduced bulk commodity revenues, principally grain.

Generally accepted accounting principles require the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (CANADIAN GAAP)

expenses. Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

CONTROLS AND PROCEDURES

The Company’s Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of September 30, 2003, have concluded that the Company’s disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to the Company and its consolidated subsidiaries would have been made known to them. During the third quarter ending September 30, 2003, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 6.

     Statement of CEO Regarding Facts and
Circumstances Relating to Exchange Act Filings

I, E. Hunter Harrison, certify that:

(1)	I have reviewed this quarterly report on Form 6-K of Canadian National Railway Company;

(2)	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

	(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

	(b)	[Paragraph omitted pursuant to SEC Release Nos.33-8238 and 34-47986]

	(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

	(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)	The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

	(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

The following certification is made on a voluntary basis and is not required under the laws of Canada, the United States or any other jurisdiction. The certification is not and shall not be deemed to be a certification made pursuant to the Sarbanes-Oxley Act of 2002 of the United States or any other law or regulation of the United States, Canada or any other jurisdiction. The certification is made as of the date of issuance of this report and neither we nor the undersigned assumes any duty to update the certification.

Date: October 21, 2003

/s/ E. Hunter Harrison E. Hunter Harrison President and Chief Executive Officer

Item 7.

     Statement of CFO Regarding Facts and
Circumstances Relating to Exchange Act Filings

I, Claude Mongeau, certify that:

(1)	I have reviewed this quarterly report on Form 6-K of Canadian National Railway Company;

(2)	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

	(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

	(b)	[Paragraph omitted pursuant to SEC Release Nos.33-8238 and 34-47986]

	(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

	(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)	The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

	(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

The following certification is made on a voluntary basis and is not required under the laws of Canada, the United States or any other jurisdiction. The certification is not and shall not be deemed to be a certification made pursuant to the Sarbanes-Oxley Act of 2002 of the United States or any other law or regulation of the United States, Canada or any other jurisdiction. The certification is made as of the date of issuance of this report and neither we nor the undersigned assumes any duty to update the certification.

Date: October 21, 2003
/s/ Claude Mongeau Claude Mongeau Executive Vice-President and Chief Financial Officer

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: October 21, 2003	By:	/s/ Sean Finn

		Name:	Sean Finn
		Title:	Senior Vice President Public Affairs, Chief Legal Officer and Corporate Secretary